Filed Pursuant to Rule 424(b)(5)
Registration No. 333-160235

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 25, 2009)

9,638,554 Shares

COMMON STOCK

Photronics, Inc. is offering 9,638,554 shares of its common stock.

Our common stock is quoted on The Nasdaq Global Select Market under the symbol “PLAB”. The last reported sale price of our common stock on The Nasdaq Global Select Market on September 10, 2009 was $4.17 per share.

Concurrently with this offering, we are also conducting an offering of $50 million aggregate principal amount of our 5.50% Convertible Senior Notes due 2014, $57.5 million aggregate principal amount if the underwriters exercise their option to purchase additional notes in full. The notes will be offered by a separate prospectus supplement. Neither this offering nor the note offering is conditional upon the successful completion of the other offering.

Intel Capital Corporation has indicated to us that they currently intend to purchase from the underwriters up to $5 million aggregate principal amount of our 5.50% Convertible Senior Notes due 2014 being offered in our concurrent offering of convertible senior notes at the initial price to the public. Intel Capital Corporation is under no obligation to purchase any of the convertible senior notes and their interest in purchasing the convertible senior notes is not a commitment to do so.

Investing in the common stock involves risks. See “Risk Factors” beginning on page S-7.

PRICE $4.15 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per share	$4.15	$0.22306	$3.92694
Total	$39,999,999	$2,149,976	$37,850,023

We have granted the underwriters the right to purchase an additional 1,445,783 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus supplement and accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock to purchasers on September 16, 2009.

MORGAN STANLEY

Needham & Company, LLC	D.A. Davidson & Co.	Stifel Nicolaus

September 10, 2009

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus or any incorporated documents is accurate only as of the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

Neither we nor the underwriters are making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

In this prospectus supplement, “Photronics,” “our company,” “we,” “us,” and “our” refer to Photronics, Inc. and its consolidated subsidiaries, unless otherwise noted.

S-i

SUMMARY

This summary highlights selected information contained elsewhere in, or incorporated by reference into, this prospectus supplement or the accompanying prospectus. You should read the entire prospectus supplement and the accompanying prospectus carefully, including “Risk Factors” and the information in the documents incorporated by reference, including the consolidated financial statements and related notes, before making an investment decision. The information in this prospectus supplement, unless otherwise indicated, assumes no exercise by the underwriters of their overallotment option.

Photronics

Overview

We are one of the world’s leading manufacturers of photomasks, which are high precision photographic quartz plates containing microscopic images of electronic circuits. Photomasks are a key element in the manufacture of semiconductors and flat panel displays, or FPDs, and are used as masters to transfer circuit patterns onto semiconductor wafers and flat panel substrates during the fabrication of integrated circuits, or ICs, and a variety of FPDs and, to a lesser extent, other types of electrical and optical components. Integrated circuits are manufactured in layers, each having a distinct pattern which is etched onto a different photomask. The resulting series of photomasks is then used to image the circuit patterns onto each successive layer of a semiconductor wafer. We believe that demand for photomasks depends primarily on design activity, rather than sales volumes from products produced using photomask technologies. As the complexity of integrated circuits has increased, so have the number, complexity and price per mask set of photomasks used in the manufacture of each semiconductor design.

The vast majority of IC photomask units produced for the semiconductor industry employ geometries of 90 nanometers or larger. At these geometries, we can produce full lines of photomasks and there is no significant technology employed by our competitors that is not also available to us. Semiconductor fabrication also occurs below the 90 nanometer range. We are capable of, and have been producing most of the photomasks required at these smaller geometries.

In the FPD market, size and technology are defined as a “generation”. Currently, FPD manufacturers are producing panels with physical dimensions up to and including Generation 8. We are capable and have been producing photomasks up to and including Generation 8.

We currently operate principally from nine manufacturing facilities; three of which are located in the United States, two in Taiwan and two in Europe, plus one each in Korea and Singapore. During the three months ended August 2, 2009, we ceased the manufacture of photomasks at our Shanghai, China facility. We currently support customers across the full spectrum of IC production and FPD technologies by manufacturing photomasks using electron beam or optical-based technologies. Electron beam and laser-based systems are the predominant technologies used for photomask manufacturing, and we currently own a number of high-end and mature electron beam and laser-based systems. The ability to manufacture and deliver high quality photomasks within short time periods is dependent upon robust processes, geographic location, efficient manufacturing methods, high yield and high equipment reliability. We work to meet these requirements by making significant investments in research and development, manufacturing and data processing systems and utilizing statistical process control methods to optimize the manufacturing process and reduce cycle times. We continue to make substantial investments in equipment to inspect and repair photomasks to ensure that customer specifications are met.

The market for photomasks primarily consists of domestic and international semiconductor and FPD manufacturers and designers, including a limited number of manufacturers who have the capability to manufacture photomasks. Photomasks are manufactured by independent manufacturers like us, and by captive manufacturers, which are semiconductor manufacturers that produce photomasks exclusively for their own use. Since the mid-1980s, there has been a strong trend in Asia, Europe and North America toward the divestiture or closing of captive photomask operations by semiconductor manufacturers and an increase in the share of the market served by independent manufacturers. This trend has been driven by the increasing complexity involved in manufacturing plus the high cost of the necessary capital equipment. We estimate that for the types of photomasks we manufacture (IC and FPD) the size of the total market (captive and merchant) for 2009 is approximately $3.2 billion.

We conduct our sales and marketing activities primarily through a staff of sales personnel and customer service representatives who work closely with our management and technical personnel. In addition to sales personnel at our manufacturing facilities, we have sales offices throughout the United States, Europe and Asia. During fiscal year 2008, we sold our products and services to approximately 600 customers. However, historically a significant proportion of our sales of photomasks is concentrated to a limited number of IC and FPD manufacturers. One customer, Samsung Electronics Co., Ltd., accounted for approximately 19% and 25% of our net sales in the nine month period ended August 2, 2009 and in fiscal 2008, respectively. Our five largest customers, in the aggregate, accounted for 42% and 44% of net sales in the nine month period ended August 2, 2009 and in fiscal 2008, respectively.

Our primary research and development activities are conducted at the MP Mask Technology Center, LLC, or MP Mask, joint venture operation and in site-specific research and development programs to support strategic customers in Asia and Europe. The MP Mask research and development programs, coupled with site specific research and development initiatives, are designed to advance our leadership in technology and manufacturing efficiency. We also conduct research and development activities to support advanced product integration including, but not limited to, numerical modeling and simulation of photomask processes, fabrication and delivery of product prototypes for next generation customer needs, and development of software tools and workflows necessary for the effective integration of the most advanced mask-based optical lithography solutions. Currently, research and development photomask activities are focused on 65, 45 and 32 nanometer node IC technologies and Generation 8 and higher FPD technologies. We believe these core competencies will continue to be a critical part of semiconductor manufacturing as optical lithography continues to scale device capabilities at and below 90 nanometers.

The semiconductor industry is currently experiencing a severe downturn due to a significant oversupply of products, which has been further negatively impacted by worsening global economic conditions. These conditions have resulted in reduced demand, average selling prices (“ASPs”) and gross margins for us and others in the semiconductor industry. In response to these market conditions we ceased production of photomasks at our Manchester, U.K. facility in January 2009, and at our Shanghai, China facility in July 2009. We have also undertaken additional cost saving measures to increase our competitiveness, including continued hiring freezes, and reductions of other discretionary costs such as outside services, travel and overtime. Continued unfavorable changes in global economic conditions, including those in Asia, the U.S. or other geographic areas in which we do business, may have the effect of reducing the demand for photomasks and further reducing our ASPs and gross margin. For example, continued unfavorable changes in global economic conditions may lead to a decrease in demand for end products whose manufacturing processes involve the use of photomasks. This may result in a reduction in new product design and development by semiconductor manufacturers, which could adversely affect our operations and cash flows.

Recent Developments

We and Intel Corporation have agreed to enter into an agreement upon the pricing of this offering to work together to share technical and operations information regarding the development status of our products, the capabilities of our mask manufacturing lines, and the alignment of our mask making toolsets. The agreement will also address the potential for a future relationship relating to business continuity planning for Intel and its affiliates. The agreement has a 10-year term.

There will not be any obligation under the agreement for either party to collaborate with the other on the development of technology and Intel is not committing to buy any products from us under the agreement.

In consideration for the agreement, we intend to issue to Intel Capital Corporation, an affiliate of Intel Corporation, a warrant to purchase up to 500,000 shares of our common stock with an exercise price to be equal to the initial price to the public for our common stock in the offering and a warrant to purchase up to 250,000 shares with an exercise price to be equal to the conversion price of the convertible senior notes offered in our concurrent convertible senior notes offering.

Concurrent Convertible Senior Notes Offering

Concurrently with this offering, we are also offering $50 million aggregate principal amount of our 5.50% Convertible Senior Notes due 2014, which we refer to as the convertible senior notes, ($57.5 million aggregate principal amount if the underwriters exercise their option to purchase additional convertible senior notes in full). The convertible senior notes are being offered by a separate prospectus supplement. The convertible senior notes will bear interest at a rate of 5.50% per year, payable semiannually in arrears on April 1 and October 1 of each year, beginning on April 1, 2010. The convertible senior notes will mature on October 1, 2014. The conversion rate will initially be 196.7052 shares of common stock per $1,000 principal amount of convertible senior notes (equivalent to an initial conversion price of approximately $5.08 per share of common stock).

Intel Capital Corporation has indicated to us that they currently intend to purchase from the underwriters up to $5 million aggregate principal amount of our 5.50% Convertible Senior Notes due 2014 being offered in our concurrent offering of convertible senior notes at the initial price to the public. Intel Capital Corporation is under no obligation to purchase any of the convertible senior notes and their interest in purchasing the convertible senior notes is not a commitment to do so.

We estimate that the net proceeds from our concurrent convertible senior notes offering will be approximately $47.7 million ($54.9 million if the underwriters exercise their overallotment option with respect to that offering in full), after deducting the underwriting discount and estimated expenses payable by us. We plan to use the net proceeds of the concurrent convertible senior notes offering, along with the net proceeds of this offering, to repay a portion of our outstanding bank borrowings. See “Use of Proceeds.”

Neither this offering nor the convertible senior notes offering is conditional upon the successful completion of the other offering. We cannot assure you that we will complete the concurrent convertible senior notes offering.

Nothing in this prospectus supplement should be construed as an offer to sell, or the solicitation of an offer to buy, any convertible senior notes in the concurrent offering.

Additional Information

Photronics, Inc. is a Connecticut corporation organized in 1969. Our principal executive offices are located at 15 Secor Road, Brookfield, Connecticut, 06804 and our telephone number is (203) 775-9000. Our website can be found at http://www.photronics.com. Information contained in our website does not constitute part of this prospectus supplement or the accompanying prospectus.

The Offering

Common Stock Offered by Us	9,638,554 shares

Common Stock to be Outstanding after this Offering	51,516,755 shares(1)

Use of Proceeds	The net proceeds from this offering will be approximately $37.5 million (or $43.2 million if the underwriters exercise their overallotment option in full), after deducting the underwriting discount and estimated expenses payable by us. We intend to use the net proceeds from this offering, along with the net proceeds from our concurrent convertible senior notes offering, to repay outstanding bank borrowings.

Risk Factors	Investing in our common stock involves risks. You should carefully consider the information in the section titled “Risk Factors” in this prospectus supplement and all other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before investing in our common stock.

The Nasdaq Global Select Market symbol	PLAB

(1)	The number of shares of common stock outstanding after this offering is based on the 41,878,201 shares outstanding as of August 2, 2009, and excludes:

•	an aggregate of 5,518,755 shares of our common stock reserved for issuance under our stock-based compensation plans, 3,357,522 shares of which were issuable upon exercise of options outstanding;

•	2,021,041 shares issuable upon exercise of outstanding warrants to purchase our common stock;

•	191,535 shares of nonvested restricted stock outstanding as of August 2, 2009; and

•	750,000 shares issuable upon exercise of warrants that we intend to issue to Intel Capital Corporation.

See “Capitalization” on page S-19 of this prospectus supplement.

The underwriters have a 30-day option to purchase up to 1,445,783 additional shares from us to cover overallotments. Unless otherwise indicated, the information in this prospectus supplement assumes no exercise by the underwriters of their overallotment option.

Summary Financial Data

The following table sets forth summary historical financial data for each of the three years ended November 2, 2008, October 28, 2007 and October 29, 2006 and for each of the nine-month periods ended August 2, 2009 and July 27, 2008, and as of August 2, 2009. The summary historical financial data presented below for each of the years ended November 2, 2008, October 28, 2007 and October 29, 2006 were derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended November 2, 2008. The summary historical financial data presented below as of August 2, 2009 and for each of the nine-month periods ended August 2, 2009 and July 27, 2008 have been derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the period ended August 2, 2009. The results of operations for the nine-months ended August 2, 2009 are not necessarily indicative of operating results for the full year. The financial data below should be read in conjunction with the financial statements and notes incorporated by reference in this prospectus supplement.

	Year Ended					Nine Months Ended
	November 2, 2008		October 28, 2007	October 29, 2006		August 2, 2009		July 27, 2008
						(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$422,548		$421,479	$454,875		$266,676		$319,242
Cost and expenses:
Cost of sales	(349,841)		(321,958)	(307,851)		(226,622)		(264,487)
Selling, general and administrative	(55,167)		(61,507)	(62,215)		(30,995)		(43,620)
Research and development	(17,475)		(17,300)	(27,337)		(11,655)		(13,148)
Impairment of goodwill and long-lived assets	(205,408	)(a)	—	—		(1,458	)(d)	(205,408	)(a)
Consolidation, restructuring and related charges	(510	)(b)	—	(15,639	)(c)	(12,746	)(e)	—
Gain on sale of facility	—		2,254	—		—		—

Operating income (loss)	(205,853)		22,968	41,833		(16,800)		(207,421)
Other income (expense):
Interest expense	(11,878)		(5,928)	(11,916)		(14,427)		(8,278)
Investment and other income (expense), net	5,562		6,844	15,469		(8,418	)(f)	1,938

Income (loss) before income tax benefit (provision) and minority interest	(212,169)		23,884	45,386		(39,645)		(213,761)
Income tax benefit (provision)	2,778		3,178	(10,462)		(2,927)		4,216
Minority interest in income of consolidated subsidiaries	(1,374)		(2,539)	(5,592)		(580)		(1,456)

Net income (loss)	$(210,765	)(a)(b)	$24,523	$29,332	(c)	$(43,152	)(d)(e)(f)	$(211,001	)(a)

Income (loss) per share
Basic	$(5.06	)(a)(b)	$0.59	$0.71	(c)	$(1.03	)(d)(e)(f)	$(5.07	)(a)

Diluted	$(5.06	)(a)(b)	$0.56	$0.66	(c)	$(1.03	)(d)(e)(f)	$(5.07	)(a)

Weighted average number of common shares outstanding:
Basic	41,658		41,539	41,369		41,772		41,642
Diluted	41,658		51,282	51,072		41,772		41,642

	As of August 2, 2009
	Actual	As Adjusted(g)	As Further Adjusted(h)
		(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$85,531	$85,531	$85,531
Working capital	77,472	77,472	77,472
Total assets	672,011	670,105	669,968
Short-term debt	31,424	31,424	31,424
Long-term debt	155,922	118,422	120,709
Total shareholders’ equity	346,009	384,167	385,004

(a)	Includes impairment of goodwill charge of $138.5 million ($137.3 million net of tax) and impairment charge of $66.9 million for certain long-lived assets in Asia and Europe ($60.9 million net of tax).
(b)	Includes consolidation and restructuring charges of $0.5 million ($0.4 million net of tax) in connection with the closure of our Manchester, U.K. manufacturing facility.
(c)	Includes consolidation and restructuring charges of $15.6 million net of tax in connection with the closure of our Austin, Texas manufacturing and research and development facility.
(d)	Includes impairment charge of $1.5 million ($1.1 million net of tax) relating to our Manchester, U.K. manufacturing facility.
(e)	Includes consolidation and restructuring charges of $12.7 million ($12.3 million net of tax) in connection with the closures of our Shanghai, China and Manchester, U.K. manufacturing facilities.
(f)	Includes non-cash mark-to-market charge of $6.8 million net of tax in connection with issued warrants to purchase our common stock.
(g)	As adjusted to reflect the application of the net proceeds of this offering.
(h)	As further adjusted to reflect the application of the net proceeds from our concurrent convertible senior notes offering.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus before buying shares of our common stock.

Our business, financial condition, results of operations, or cash flows could be materially adversely affected by any of these risks. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events, which could adversely affect your investment in our common stock, and you may lose all or part of your investment. Some of the statements in “Risk Factors” are forward-looking statements. See “Forward-Looking Statements”.

Risks Relating to Our Business

We are dependent on the semiconductor industry which as a whole is volatile and could have a negative material impact on our business.

We sell substantially all of our photomasks to semiconductor designers, manufacturers and foundries, as well as to other high performance electronics manufacturers. We believe that the demand for photomasks depends primarily on design activity rather than sales volume from products using photomask technology. Consequently, an increase in semiconductor sales does not necessarily result in a corresponding increase in photomask sales. In addition, the reduced use of customized ICs, a reduction in design complexity, other changes in the technology or methods of manufacturing or designing semiconductors or a slowdown in the introduction of new semiconductor designs could reduce demand for photomasks even if there is increased demand for semiconductors. Further, advances in design and production methods for semiconductors and other high performance electronics could reduce the demand for photomasks. Historically, the semiconductor industry has been volatile, with sharp periodic downturns and slowdowns. These downturns have been characterized by, among other things, diminished product demand, excess production capacity and accelerated erosion of selling prices. The semiconductor industry began to experience a downturn in fiscal 2008, which has continued through fiscal 2009. The downturn in the semiconductor industry had an adverse impact on our operating results in fiscal 2008 and the nine-month period ended August 2, 2009.

Our sales of photomasks for use in fabricating high performance electronic products such as FPDs increased in fiscal 2008 as compared to fiscal 2007, however, decreased in the nine-month period ended August 2, 2009 as compared to the same nine-month period in the prior year. Our results may be negatively impacted if the FPD photomask market does not grow or if we are unable to serve this market successfully. As is the case with semiconductor photomask demand, we believe that demand for photomasks for FPDs depends primarily on design activity and, to a lesser extent upon an increase in the number of production facilities used to manufacture FPDs. As a result, an increase in FPD sales will not necessarily lead to a corresponding increase in photomask sales. The technology for fabricating FPDs continues to develop in order to increase the size and improve the resolution of FPDs. A slowdown in the development of new technologies for fabricating FPDs could reduce the demand for related photomasks even if demand for FPDs increases.

We incurred net losses in the nine-month period ended August 2, 2009 and fiscal 2008, and we may incur future net losses.

We incurred net losses of $43.2 million in the nine-month period ended August 2, 2009 and $210.8 million in fiscal 2008. These net losses were incurred due to the global recession and related severe downturn experienced by the semiconductor industry beginning in 2008. Net losses incurred in both the first nine months of fiscal 2009 and in 2008 include significant non-cash charges for restructurings, impairments of goodwill, impairments of long-lived assets and a liability for warrants issued outstanding during the period. We cannot provide assurance of when we will return to profitability.

Our quarterly operating results fluctuate significantly and may continue to do so in the future, which could adversely impact our business.

We have experienced fluctuations in our quarterly operating results and anticipate that such fluctuations will continue and could intensify in the future. Fluctuations in operating results may result in volatility in the prices of our securities, particularly our common stock and securities linked to the value of our common stock. Operating results may fluctuate as a result of many factors, including size and timing of orders and shipments, loss of significant customers, product mix, technological change, fluctuations in manufacturing yields, competition and general economic conditions. We operate in a high fixed cost environment and, to the extent our revenues and asset utilization increase or decrease, operating margins will be positively or negatively impacted. Our customers generally order photomasks on an as-needed basis, and substantially all of our net sales in any quarter are dependent on orders received during that quarter. Since we operate with little backlog and the rate of new orders may vary significantly from month-to-month, our capital expenditures and expense levels are based primarily on sales forecasts. Consequently, if anticipated sales in any quarter do not occur when expected, capital expenditures and expense levels could be disproportionately high, and our operating results would be adversely affected. Due to the foregoing factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. In addition, in future quarters our operating results could be below the expectations of public market analysts and investors, which, in turn, could materially adversely affect the market price of our common stock.

Our industry is subject to rapid technological change and we might fail to remain competitive, which could have a material adverse effect on our business and results of operations.

The photomask industry has been, and is expected to continue to be, characterized by technological change and evolving industry standards. In order to remain competitive, we will be required to continually anticipate, respond to and utilize changing technologies of increasing complexity in both traditional and emerging markets that we serve. In particular, we believe that, as semiconductor geometries continue to become smaller and FPDs become larger with improved performance, it will be required to manufacture increasingly complex photomasks. Additionally, demand for photomasks has been, and could in the future be, adversely affected by changes in methods of fabricating semiconductors and high performance electronics (that could affect the type or quantity of photomasks utilized), such as changes in semiconductor demand that favor field programmable gate arrays and other semiconductor designs that replace application-specific ICs. Additionally, increased market acceptance of alternative methods of IC designs onto semiconductor wafers, such as direct-write lithography, could reduce or eliminate the need for photomasks entirely in the production of semiconductors. Through the third quarter of fiscal 2009, direct-write lithography has not been proven to be a commercially viable alternative to photomasks, as it is considered too slow for high volume semiconductor wafer production. However, should direct-write or any other alternative methods of transferring IC designs to semiconductor wafers without the use of photomasks achieve market acceptance, our business and results of operations would be materially adversely affected. If we are unable to anticipate, respond to or utilize these or other changing technologies, due to resource, technological or other constraints, our business and results of operations could be materially adversely affected.

Further, should sales volumes decrease based upon the flow of design releases from our customers, we may have excess or underutilized production capacity that could significantly impact operating margins, or result in write-offs from asset impairments.

Our operations will continue to require substantial capital, which we may be unable to obtain.

The manufacture of photomasks requires substantial investments in high-end manufacturing capability at existing and new facilities. We expect that we will be required to continue to make substantial capital expenditures to meet the technological demands of our customers and to position us for future growth. Our capital expenditure payments for fiscal 2009 are expected to be in the range of $40 million to $50 million, of which $5 million was accrued as of August 2, 2009. Further, our credit facility has a limitation on capital expenditure payments. We cannot provide assurance that we will be able to obtain the additional capital required in connection with our operations on reasonable terms, if at all, or that any such expenditure will not have a material adverse effect on our business and results of operations.

Our agreements with Micron have several risks; should either we or Micron not comply or execute under these agreements it could significantly disrupt our business and technology activities which could have a material effect on our operations or cash flows.

On May 5, 2006, Photronics and Micron Technology, Inc. (“Micron”) entered into a joint venture known as MP Mask. The joint venture develops and produces photomasks for leading-edge and advanced next generation semiconductors. As part of the formation of the joint venture, Micron contributed its existing photomask technology center located at its Boise, Idaho, headquarters to MP Mask, LLC (“MP Mask”) and we invested $135.0 million in exchange for a 49.99% interest in MP Mask (to which $64.2 million of the original investment was allocated), a license for photomask technology of Micron and certain supply agreements. We invested an additional $2.6 million in 2008 and $3.5 million in 2007 in MP Mask for capital expenditure and working capital purposes, and we received two distributions from MP Mask of $5.0 million each in the nine month period ended August 2, 2009 and in fiscal year 2008.

MP Mask is governed by a Board of Managers, appointed by Micron and Photronics. Since MP Mask’s inception, Micron, as a result of its majority ownership, has appointed the majority of the managers. The number of managers appointed by each party is subject to change as ownership interests change. Under the operating agreement relating to the MP Mask joint venture, through May 5, 2010, we may be required to make additional contributions to the joint venture up to the maximum amount defined in the operating agreement. However, should the Board of Managers determine that additional funding is required, the joint venture shall pursue its own financing. If the joint venture is unable to obtain its own financing it may request additional capital contributions from us. Should we choose not to make a requested contribution to the joint venture, our ownership interest may be reduced.

On May 19, 2009, our capital lease agreement with Micron for the U.S. Nanofab was canceled, at which time Photronics and Micron agreed to enter into a new lease agreement for the U.S. Nanofab building. Under provisions of the new lease agreement, quarterly lease payments were reduced, the lease term was extended, and ownership of the property will not transfer to us at the end of the lease term. As a result of the new lease agreement, we reduced our lease obligations and the carrying value of our assets under capital leases by approximately $28 million. Including the $28 million reduction in carrying value of assets under capital leases, our total investment to date in the purchase and equipping of our U.S. Nanofab is approximately $156 million. The U.S. Nanofab began production in our second fiscal quarter of 2008.

Failure by us or Micron to comply or execute under any of these agreements, to capitalize on the use of existing technology or to further develop technology could result in a significant disruption to our business and technology activities, and could adversely affect our operations and cash flows.

We have been dependent on sales to a limited number of large customers; the loss of any of these customers or any reduction in orders from these customers could have a material adverse effect on our sales and results of operations.

Historically, we have sold a significant proportion of photomasks to a limited number of IC and FPD manufacturers. One customer, Samsung Electronics Co., Ltd., accounted for approximately 19% and 25% of our net sales in the nine month period ended August 2, 2009 and in fiscal year 2008, respectively. Our five largest customers, in the aggregate, accounted for 42% and 44% of net sales in the nine month period ended August 2, 2009 and in fiscal 2008, respectively. The loss of a significant customer or any reduction or delay in orders from any significant customer, including reductions or delays due to customer departures from recent buying patterns, or market, economic, or competitive conditions in the semiconductor or FPD industries, could have a material adverse effect on our financial performance and business prospects. The continuing consolidation of semiconductor manufacturers and economic downturn in the semiconductor industry may increase the likelihood of losing a significant customer and have an adverse effect on our financial performance and business prospects.

We depend on a small number of suppliers for equipment and raw materials and, if our suppliers do not deliver their products to us, we may be unable to deliver our products to our customers, which could adversely affect our business and results of operations.

We rely on a limited number of photomask equipment manufacturers to develop and supply the equipment we use. These equipment manufacturers currently require lead times of up to 12 months between the order and the delivery of certain photomask imaging and inspection equipment. The failure of such manufacturers to develop or deliver such equipment on a timely basis could have a material adverse effect on our business and results of operations. Further, we rely on equipment manufacturers to develop future generations of manufacturing equipment to meet our requirements. In addition, the manufacturing equipment necessary to produce advanced photomasks could become prohibitively expensive.

We use high precision quartz photomask blanks, pellicles, and electronic grade chemicals in our manufacturing processes. There are a limited number of suppliers of these raw materials, and for production of certain high-end photomasks there is only one available supplier, and we have no long-term contract for the supply of these raw materials. Any delays or quality problems in connection with significant raw materials, particularly photomask blanks, could cause delays in shipments of photomasks, which could have a material adverse effect on our business and results of operations. The fluctuation of foreign currency exchange rates with respect to prices of equipment and raw materials used in manufacturing could also have a material adverse effect on our business and results of operations.

We face risks associated with complex manufacturing processes, including the use of sophisticated equipment and manufacturing processes with complex technologies; should we be unable to effectively utilize such processes and technologies it could have a material adverse effect on our business and results of operations.

Our complex manufacturing processes require the use of expensive and technologically sophisticated equipment and materials, and are continuously modified in an effort to improve manufacturing yields and product quality. Minute impurities, defects or other difficulties in the manufacturing process can lower manufacturing yields and make products unmarketable. Moreover, manufacturing leading-edge photomasks is more complex and time consuming than manufacturing less advanced photomasks, and may lead to delays in the manufacturing of all levels of photomasks. We have, on occasion, experienced manufacturing difficulties and capacity limitations that have delayed our ability to deliver products within the time frames contracted for by our customers. We cannot provide assurance that we will not experience these or other manufacturing difficulties, or be subject to increased costs or production capacity constraints in the future, any of which could result in a loss of customers or could otherwise have a material adverse effect on our business and results of operations.

Our debt agreements limit our ability to obtain financing and obligate us to repay debt.

As of August 2, 2009, we had $122.7 million outstanding under our revolving credit facility and $27.2 million outstanding under our term loan agreement. On May 15, 2009, the revolving credit facility was amended to, among other provisions, reduce the overall availability, extend the maturity date, reduce the required pay down amount in fiscal 2010, change the interest rate and change the financial covenants. Further, on June 8, 2009, we entered into the above mentioned term loan agreement in the U.S. for $27.2 million, which was used to repay outstanding foreign loans on June 12, 2009. The financial covenants include, among others, a Senior Leverage Ratio, Total Leverage Ratio, Minimum Fixed Charge Ratio and a six-month minimum EBITDA covenant. Existing covenant restrictions limit our ability to obtain additional debt financing and should we be unable to meet one or more of these covenants the lender may require us to repay the outstanding balances prior to the expiration date of the agreements.

Our ability to comply with the financial and other covenants in our debt agreements may be affected by worsening economic or business conditions, or other events. Should we be unable to meet one or more of these covenants, our lenders may require us to repay our outstanding balances prior to the expiration date of the agreements. We cannot assure that additional sources of financing will be available to us to pay off our long-term borrowings to avoid default. Should we default on any of our long-term borrowings, a cross default would occur on our other long-term borrowings, unless amended or waived.

Our prior and future acquisitions may entail certain operational and financial risks.

We have made significant acquisitions throughout our history. Acquisitions have focused on increasing our manufacturing presence in Asia, including our acquisition of Photronics Semiconductor Mask Corporation (“PSMC”), a Taiwanese photomask manufacturer, in 2000 and PKL, a Korean photomask manufacturer, in 2001 and increasing the technology base through the MP Mask joint venture with Micron in 2006. We may make additional acquisitions in the future. Acquisitions place significant demands on our administrative, operational, and financial personnel and systems. Managing acquired operations entails numerous operational and financial risks, including difficulties in the assimilation of acquired operations, diversion of management’s attention from other business concerns, managing assets in multiple geographic regions, amortization of acquired intangible assets and potential loss of key employees of acquired operations. Sales of acquired operations also may decline following an acquisition, particularly if there is an overlap of customers served by us and the acquired operation, and these customers transition to another vendor in order to ensure a second source of supply. Furthermore, we may be required to utilize our cash reserves and/or issue new securities for future acquisitions, which could have a dilutive effect on our earnings per share.

Our cash flow from operations and current holdings of cash and investments may not be adequate for our current and long term needs.

Our liquidity is highly dependent on our ability to receive orders, as we operate in a high fixed cost environment and the timing of capital expenditures, both of which can vary significantly from period to period. Depending on conditions in the IC semiconductor and FPD market, our cash flows from operations and current holdings of cash and investments may not be adequate to meet our current and long-term needs for capital expenditures, operations and debt repayments. Historically, in certain years we have used external financing to fund these needs. Due to conditions in the credit markets, some financing instruments used by us in the past may not be currently available to us. We are evaluating alternatives to increase our capital, delaying capital expenditures and evaluating further cost reduction initiatives. However, we cannot assure that additional sources of financing would be available to us on commercially favorable terms should our capital requirements exceed cash available from operations and existing cash, short-term investments and cash available under our credit facilities.

We may incur unforeseen charges related to our 2009 restructurings in China and the U.K. or, we may fail to realize projected benefits related to these or any other possible future facility closures or restructures.

In order to lower our operating costs and increase our manufacturing efficiencies, we ceased the manufacture of photomasks at our facility in Manchester, U.K., in January 2009 and at our facility in Shanghai, China, in July 2009. However, we cannot assure that these actions will not result in unforeseen costs, disruptions in our operations, or other negative events that could result in our failing to realize the projected benefits of these restructures.

We also cannot assure that there will not be additional facility closures or other restructurings in the near or long term, nor can we assure that we will not incur significant charges should there be any additional future facility closures or restructures.

We operate in a highly competitive industry; should we be unable to meet our customers’ requirements for product quality, timeliness of delivery or technical capabilities, it could adversely affect our sales.

The photomask industry is highly competitive, and most of our customers utilize more than one photomask supplier. Our competitors include Compugraphics, Inc., Dai Nippon Printing Co., Ltd., Hoya Corporation,

Taiwan Mask Corporation, Toppan Printing Co., Ltd. and Toppan Chungwha Electronics. We also compete with semiconductor manufacturers’ captive photomask manufacturing operations. We expect to face continued competition from these and other suppliers in the future. Many of our competitors have substantially greater financial, technical, sales, marketing and other resources than we do. Also, when producing smaller geometry photomasks, some of our competitors may be able to more rapidly develop, produce, and achieve higher manufacturing yields than us. We believe that consistency of product quality and timeliness of delivery, as well as price, technical capability, and service, are the principal factors considered by customers in selecting their photomask suppliers. Our inability to meet these requirements could adversely affect our sales which could have a material adverse effect on our business and results of operations. In the past, competition led to pressure to reduce prices which, we believe, contributed to the decrease in the number of independent manufacturers. This pressure to reduce prices may continue in the future. In addition, certain semiconductor manufacturers possess their own captive facilities for manufacturing photomasks, some of which market their photomask manufacturing services to outside customers as well as to their internal organizations.

Our substantial international operations are subject to additional risks.

International sales accounted for approximately 73% of our net sales for the nine-month period ended August 2, 2009, 77% in fiscal 2008, and 75% in fiscal 2007. We believe that maintaining significant international operations requires us to have, among other things, a local presence in the markets in which we operate. This requires a significant investment of financial, managerial, operational, and other resources. Since 1996, we have significantly expanded our operations in international markets by acquiring existing businesses in Europe, establishing manufacturing operations in Singapore, acquiring majority equity interests in photomask manufacturing operations in Korea and Taiwan and building a new manufacturing facility for FPD photomasks in Taiwan, as well as a photomask manufacturing facility in Shanghai, China, which ceased production in July 2009. As the served market continues to shift to Asia, we will continue to assess our manufacturing base and may close or open new facilities to adapt to these market conditions.

Operations outside the United States are subject to inherent risks, including fluctuations in exchange rates, political and economic conditions in various countries including the outbreak of war, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing international operations, longer accounts receivable payment cycles and potentially adverse tax consequences. These factors may have a material adverse effect on our ability to generate sales outside the United States and, consequently, on our business and results of operations.

Changes in foreign currency exchange rates could materially adversely affect our business, results of operations, or financial condition.

Our financial statements are prepared in accordance with U.S. GAAP and are reported in U.S. dollars. Our international operations have transactions and balances denominated in currencies other than the U.S. dollar, primarily the Korean won, New Taiwan dollar, Chinese renminbi, Japanese yen, Singapore dollar, euro and British pound. As a result of changes in foreign currency rates, we recorded an expense of $2.4 million in the nine-month period ended August 2, 2009 and a gain of $3.8 million in fiscal 2008. Further, as a result of the translation of foreign currency financial statements to U.S. dollars, our net assets were increased by $3.8 million during the nine-month period ended August 2, 2009, after having been reduced by $62.2 million during fiscal 2008. In the event of significant foreign currency fluctuations, our results of operations, financial condition or cash flows may be adversely affected.

Our business depends on management and technical personnel, who are in great demand, and our inability to attract and retain qualified employees could adversely affect our business and results of operations.

Our success, in part, depends upon key managerial, engineering and technical personnel, as well as our ability to continue to attract and retain additional personnel. The loss of certain key personnel could have a material adverse effect upon our business and results of operations. There can be no assurance that we can retain our key managerial, engineering and technical employees, or that we can attract similar additional employees in the future. We believe that we provide competitive compensation and incentive packages to our employees.

We may be unable to enforce or defend our ownership and use of proprietary technology, and the utilization of our unprotected developed technology by our competitors could adversely affect our business, results of operations and financial position.

We believe that the success of our business depends more on our proprietary technology, information and processes and know-how than on our patents or trademarks. Much of our proprietary information and technology relating to manufacturing processes is not patented and may not be patentable. We cannot offer assurance that:

•	we will be able to adequately protect our technology;

•	our competitors will not independently develop similar technology; or

•	international intellectual property laws will adequately protect our intellectual property rights.

We may become the subject of infringement claims or legal proceedings by third parties with respect to current or future products or processes. Any such claims or litigation, with or without merit, to enforce or protect our intellectual property rights or to defend ourselves against claimed infringement of the rights of others could result in substantial costs, diversion of resources and product shipment delays or could force us to enter into royalty or license agreements rather than dispute the merits of these claims. Any of the foregoing could have a material adverse effect on our business, results of operations and financial position.

We may be unprepared for changes to environmental laws and regulations and may have liabilities arising from environmental matters.

We are subject to numerous environmental laws and regulations that impose various environmental controls on, among other things, the discharge of pollutants into the air and water and the handling, use, storage, disposal and clean-up of solid and hazardous wastes. Changes in these laws and regulations may have a material adverse effect on our financial position and results of operations. Any failure by us to adequately comply with these laws and regulations could subject us to significant future liabilities.

In addition, these laws and regulations may impose clean-up liabilities on current and former owners and operators of real property without regard to fault and these liabilities may be joint and several with other parties. In the past, we have been involved in remediation activities relating to our properties. We believe, based upon current information, that environmental liabilities relating to these activities or other matters are not material to our financial statements. However, there can be no assurances that we will not incur any material environmental liabilities in the future.

Our production facilities could be damaged or disrupted by a natural disaster or labor strike, either of which could adversely affect our financial position, results of operations and cash flows.

Our facilities in Taiwan are located in a seismically active area. In addition, a major catastrophe such as an earthquake or other natural disaster, labor strikes, or work stoppage at any of our manufacturing facilities could result in a prolonged interruption of our business. Any disruption resulting from these events could cause significant delays in shipments of our products and the loss of sales and customers, which could have a material adverse affect on our financial position, results of operations and cash flows.

Our sales continue to be impacted by the global recession, and the health and stability of the general economy, which could adversely affect our operations and cash flows.

The global recession and other unfavorable changes in general economic conditions in the U.S. or international locations in which we do business, may reduce the demand for photomasks. For example, an economic downturn may lead to a decrease in demand for end products whose manufacturing process involves the use of photomasks. This may result in a reduction in new product design and development by semiconductor manufacturers, which could adversely affect our operations and cash flows.

Additional taxes could adversely affect our financial results.

Our tax filings are subjected to audit by tax authorities in the various jurisdictions in which we do business. These audits may result in assessments of additional taxes that are subsequently resolved with the authorities or through the courts. Currently, we believe there are no outstanding assessments whose resolution would result in a material adverse financial result. However, we cannot offer assurances that unasserted or potential future assessments would not have a material adverse effect on our financial condition or results of operations.

Our business could be adversely impacted by global or regional catastrophic events.

Our business could be adversely affected by terrorist acts, major natural disasters; or widespread outbreaks of infectious diseases, the outbreak or escalation of wars, especially in the Asian region where we generate a significant portion of our international sales. Such events in the geographic regions in which we do business, including political tensions within the Korean peninsula where a major portion of our foreign operations are located, could have material adverse impacts on our sales volume, cost of raw materials, earnings, cash flows and financial condition.

The fair value of warrants issued on our common stock is subject to fluctuating with the market price of our common stock, and may have a material adverse effect on our results of operations.

On May 15, 2009, in connection with an amendment to our credit facility, we issued 2.1 million warrants to purchase our common stock, approximately 2.0 million of which were outstanding at August 2, 2009. As a result of certain net cash settleable put provisions, the warrants were recorded as a liability during the three months ended August 2, 2009 and are subsequently being reported at fair value. The warrants are each exercisable for one share of common stock and have an exercise price of $0.01. Therefore, changes in the market price of our common stock could result in a significant change in the fair value of the warrants, which would result in a charge or credit to other income (expense) in our statements of operations. During the three months ended August 2, 2009, the market price of our common stock increased, which resulted in a non-cash loss of $6.8 million. Changes in the market price of our common stock may continue to have a material adverse effect on our results of operations on a non-cash basis.

Warrants issued by us include a “put” provision, giving the holders the option to sell the warrants to us at approximately the market price of our common stock, which may have a material adverse effect on our cash flow.

The warrants discussed above include a put provision which may be exercised from May 15, 2012 through the expiration of the warrants on May 15, 2014. The put provision is only exercisable if our common stock is not traded on a national exchange or if our credit facility, which matures on January 31, 2011, has not been paid in full by another financing facility (new credit facility, debt and/or an equity securities, or capital contributions) or with other funds. The purchase of a significant amount of our warrants by us may have a material adverse effect on our cash flows.

Risks Relating to Our Common Stock

The price of our common stock historically has been volatile. This volatility may make it difficult for you to resell your shares at or above the price that you pay for the shares, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock.

The closing sales price for our common stock has varied between a high of $12.84 and a low of $0.35 per share between January 1, 2008 and September 10, 2009. The stock market in recent years has also experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The volatility in the price of our common stock may make it difficult for you to resell your shares at or above the price that you pay for the shares. Also, the sale of substantial amounts of our common stock could adversely affect the price of our common stock. Our stock price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to our operating results, market and other factors, including the other factors discussed in the sections of this prospectus supplement titled “Risk Factors” and “Forward-Looking Statements,” or for reasons not directly related to our operations, many of which are outside of our control, such as reports by industry analysts; investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance; industry conditions; and general financial, economic and political instability.

Concurrent with this offering of common stock, we are conducting a separate offering of $50 million aggregate principal amount of our 5.50% Convertible Senior Notes due 2014 ($57.5 million aggregate principal amount if the underwriters exercise their overallotment option with respect to that offering in full), which, based on the initial conversion rate of 196.7052 and assuming no exercise of the underwriters’ overallotment option, would be convertible into an aggregate of 9,835,260 shares of our common stock. The issuance of additional shares of our common stock in this offering and in connection with conversions of the convertible senior notes will dilute the ownership interest of our common stockholders. The price of our common stock could also be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving our common stock.

In the past, many companies have been the subject of securities class action litigation following periods of volatility in the market price of their stock. If we became involved in securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources and could harm our stock price, business prospects, results of operations and financial condition.

Future sales of our common stock in the public market could lower the market price for our common stock.

The sale of substantial amounts of our common stock could adversely impact its price. As of August 2, 2009, we had outstanding approximately 41.9 million shares of our common stock, options to purchase approximately 5.5 million shares reserved for issuance under stock-based compensation plans (of which approximately 3.4 million shares were outstanding and 1.8 million were exercisable as of August 2, 2009), warrants issued to our bank lenders in connection with our outstanding bank borrowings exercisable for approximately 2.0 million shares of our common stock at an exercise price of $0.01 per share and 0.2 million shares of nonvested restricted stock. As a result, a total of 7.7 million shares of common stock are reserved for issuance upon the exercise of stock options, upon vesting of restricted stock grants and upon exercise of the warrants issued to our bank lenders in connection with our outstanding bank borrowings and an additional 13.86 million shares of our common stock will be reserved for issuance upon conversion of the convertible senior notes we are concurrently offering. In addition, we intend to issue to Intel Capital Corporation, an affiliate of Intel Corporation, a warrant to purchase up to 500,000 shares of our common stock with an exercise price to be equal to the initial price to the public for our common stock in this offering and a warrant to purchase up to 250,000 shares with an exercise price to be equal to the conversion price of the senior convertible notes offered in our concurrent convertible senior notes offering.

In the future, we may sell additional shares of our common stock to raise capital. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock. The issuance and sale by us or our stockholders of substantial amounts of common stock, or the perception that such issuances and sales may occur, could adversely affect the market price of our common stock.

Connecticut law and certain provisions of our certificate of incorporation and bylaws may impede or discourage a takeover, which could cause the market price of our shares to decline.

We are a Connecticut corporation, and the anti-takeover provisions of Connecticut law may discourage or make more difficult, a third party’s attempt to acquire control of us or change our management, even if a change in control or change in management would be beneficial to our existing stockholders. Our certificate of incorporation and bylaws also contain certain provisions that may impede or discourage a takeover or change in management. See “Description of Common Stock and Preferred Stock” in the accompanying prospectus.

FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus supplement and the accompanying prospectus, including the documents that are incorporated by reference as set forth in “Where You Can Find More Information” in the accompanying prospectus, that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on management’s beliefs, as well as assumptions made by and information currently available to management. In some cases, you can identify forward-looking statements by terminology such as “expect,” “anticipate,” “believe,” “plan,” “projects,” and similar expressions or the negative of such terms or other comparable terminology. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under “Risk Factors” and elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference as well as overall economic and business conditions; the demand for our products; competitive factors in the industries and geographic markets in which we compete; changes in federal, state and international tax requirements (including tax rate changes, new tax laws and revised tax law interpretations); our ability to place new equipment in service on a timely basis; interest rate fluctuations and other capital market conditions, including changes in the market price of our common stock; foreign currency rate fluctuations; economic and political conditions in international markets; the ability to obtain additional financings; the ability to achieve anticipated synergies and other cost savings in connection with acquisitions and productivity programs; the timing, impact and other uncertainties of future acquisitions; the seasonal and cyclical nature of the semiconductor and flat panel display industries; management changes; damage or destruction to our facilities by natural disasters, labor strikes, political unrest or terrorist activity; the ability to fully utilize our tools; our ability to achieve desired yields, pricing, product mix, and market acceptance of our products; changes in technology; and our ability to obtain necessary export licenses.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus supplement to conform them to actual results.

USE OF PROCEEDS

The net proceeds from this offering are expected to be approximately $37.5 million (or $43.2 million if the underwriters exercise their overallotment option in full), after deducting the underwriting discount and estimated expenses payable by us.

The net proceeds from our concurrent convertible senior notes offering are expected to be approximately $47.7 million (or $54.9 million if the underwriters exercise their overallotment option in that offering in full), after deducting the underwriting discount and estimated expenses payable by us.

We intend to use the net proceeds from this offering, along with the net proceeds from our concurrent convertible senior notes offering, to repay a portion of our outstanding bank borrowings. Our bank credit facilities mature on January 31, 2011. The annual interest rate on borrowings under our revolving credit facility, which bears interest at a variable rate, as defined, was 8.91% at August 2, 2009. The annual interest rate on borrowings under our term loan agreement, which bears interest at a variable rate, as defined, was 8.50% at August 2, 2009.

Neither the completion of this offering nor the completion of our concurrent offering of convertible senior notes is contingent on the completion of the other.

Nothing in this prospectus supplement or the accompanying prospectus should be construed as an offer to sell, or the solicitation of an offer to buy, any convertible senior notes in the concurrent offering.

On May 15, 2009, in connection with an amendment to our revolving credit facility, we issued warrants to our bank lenders to purchase approximately 2.1 million shares of our shares of common at an exercise price of $0.01 per share, expiring on May 15, 2014. Forty percent of the warrants, or warrants to purchase approximately 840,000 shares, can be exercised beginning May 15, 2009 and the remaining warrants can be exercised in twenty percent increments after October 31, 2009, April 30, 2010 and October 31, 2010. On each of these three dates, warrants to purchase approximately 420,000 additional shares become exercisable unless we repay our revolving credit facility in specified amounts by specified times.

If we repay at least $62.5 million, but less than $75 million of our revolving credit facility by October 31, 2009, warrants to purchase only approximately 210,000 additional shares of our common stock will become exercisable, and the balance of the warrants to purchase approximately 1.05 million shares of our common stock will be extinguished.

If we repay at least $75 million of our revolving credit facility by October 31, 2009, no additional warrants will become exercisable and the balance of the warrants to purchase approximately 1.26 million shares of our common stock will be extinguished.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is quoted on The Nasdaq Global Select Market under the symbol “PLAB.” The following table sets forth for the periods indicated the high and low daily sales prices of our common stock as reported by the Nasdaq.

	High	Low
Year Ended October 28, 2007
First Quarter	$16.97	$13.68
Second Quarter	16.88	15.00
Third Quarter	15.96	14.14
Fourth Quarter	14.54	10.38
Year Ended November 2, 2008
First Quarter	$13.10	$8.91
Second Quarter	12.87	8.44
Third Quarter	11.16	4.40
Fourth Quarter	4.74	0.39
Year Ending November 1, 2009
First Quarter	$2.15	$0.33
Second Quarter	1.82	0.65
Third Quarter	5.46	1.53
Fourth Quarter (through September 10, 2009)	5.35	4.01

On September 10, 2009, the last reported sale price of our common stock on The Nasdaq Global Select Market was $4.17. As of September 1, 2009, there were 42,095,739 shares of our common stock outstanding held by approximately 291 holders of record.

We have not paid any cash dividends to date and, for the foreseeable future, anticipate that earnings will continue to be retained for use in our business. Further, our current bank credit facilities restrict, and any replacement credit facility we enter into is likely to restrict, the payment of cash dividends.

CAPITALIZATION

The following table sets forth our unaudited cash and cash equivalents and capitalization as of August 2, 2009:

•	on an actual basis;

•	on an as adjusted basis to reflect the receipt and application of the net proceeds from this offering, as described under “Use of Proceeds;” and

•	on an as further adjusted basis to further reflect the receipt and application of the net proceeds from our concurrent convertible senior notes offering, as described under “Use of Proceeds.”

	As of August 2, 2009
	Actual	As Adjusted	As Further Adjusted
	(in thousands) (unaudited)
Cash and cash equivalents	$85,531	$85,531	$85,531

Long-term debt:
5.50% convertible senior notes offered concurrently with this offering	$—	$—	$50,000
Revolving credit facility	122,747	85,247	37,534
Term loan agreement	27,234	27,234	27,234
8.0% capital lease obligation payable through January 2013	23,132	23,132	23,132
5.6% capital lease obligation payable through October 2012	13,572	13,572	13,572
Other	661	661	661

	187,346	149,846	152,133
Less current portion	31,424	31,424	31,424

Total long-term debt	155,922	118,422	120,709

Minority interest	49,695	49,695	49,695
Shareholders’ equity:
Preferred stock, $.01 par value: 2,000 shares authorized; no shares issued and outstanding actual, as adjusted and as further adjusted	—	—	—
Common stock, $.01 par value: 150,000 shares authorized; 41,878 shares actual and 51,517 shares issued and outstanding as adjusted and as further adjusted	419	515	515
Additional paid-in capital	386,460	423,864	423,864
Retained earnings deficit	(27,788)	(27,130)	(26,293)
Accumulated other comprehensive loss	(13,082)	(13,082)	(13,082)

Total shareholders’ equity	346,009	384,167	385,004

Total capitalization	$551,626	$552,284	$555,408

The number of shares of common stock to be outstanding after this offering does not include:

•

5,518,755 shares reserved for issuance under our stock-based compensation plans, 3,357,522 shares of which were issuable upon exercise of options outstanding as of August 2, 2009 at a weighted average exercise price of $11.29 per share;

•	2,021,041 shares issuable upon exercise of outstanding warrants to purchase our common stock at an exercise price of $0.01 per share;

•	191,535 shares of nonvested restricted stock outstanding as of August 2, 2009;

•	1,445,783 additional shares that the underwriters have a right to purchase from us within 30 days from the date of this prospectus supplement to cover overallotments; and

•	750,000 shares issuable upon exercise of warrants that we intend to issue to Intel Capital Corporation.

This table should be read with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our financial statements and the accompanying notes set forth in our most recent quarterly and annual reports that are incorporated by reference herein.

UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a general summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to “Non-U.S. Holders.” As used herein, a Non-U.S. Holder means a beneficial owner of our common stock that is not a U.S. person or a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets (i.e., generally, for investment). For U.S. federal income tax purposes, a U.S. person includes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other business entity treated as a corporation) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has elected to be treated as a U.S. domestic trust.

If an entity classified as a partnership for U.S. federal income tax purposes holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

This summary does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. It also does not consider Non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, persons holding our common stock as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive our common stock as compensation). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

This summary is included herein as general information only. Accordingly, each prospective Non-U.S. Holder is urged to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of holding and disposing of our common stock.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Dividends

Distributions of cash or property that we pay on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our common stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under the treaty. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as defined above, of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Dispositions of our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

•	the gain is U.S. trade or business income, as defined above;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

•

we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for our common stock.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable regulations) equals or exceeds 50% of the sum of the fair market values of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not, and will not become, a USRPHC. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of our common stock.

U.S. Federal Estate Taxes

Shares of our common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated	6,746,989
Needham & Company, LLC	963,855
D.A. Davidson & Co.	963,855
Stifel, Nicolaus & Company, Incorporated	963,855

Total	9,638,554

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.13384 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 1,445,783 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $45,999,999, the total underwriters’ discounts and commissions would be $2,472,472 and proceeds to us before expenses would be $43,527,527.

The estimated expenses of this offering and our concurrent offering of convertible senior notes that are payable by us, exclusive of the underwriting discounts and commissions, are approximately $0.7 million.

Our common stock is listed on The Nasdaq Global Select Market under the symbol “PLAB”.

We, our directors and executive officers and one of our other stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus supplement:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	file any registration statement under the Securities Act with respect to any of the foregoing; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance or sale of common stock or the grant of options to purchase common stock by us in connection with employee benefit plans as in effect at the date of this prospectus supplement;

•	the concurrent offering of convertible senior notes or the issuance by us of any shares of common stock upon conversion of the convertible senior notes;

•	the filing of a registration statement under the registration rights agreement relating to outstanding warrants to purchase our common stock issued to our bank lenders;

•	the issuance of warrants to purchase up to 750,000 shares of common stock or the common stock issuable upon exercise of the warrants in connection with a technology alliance;

•	the issuance by us of any shares of common stock upon the exercise of an option or warrant, or the conversion of a security outstanding on the date of this prospectus supplement;

•

transactions by our directors, executive officers and certain other stockholders relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering;

•

transactions by our directors, executive officers and certain other stockholders under a trading plan in effect at the date of this prospectus supplement established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934; or

•

the transfer by our directors, executive officers and the affected stockholder of shares of common stock by gift, will or intestacy, provided the transferee agrees to be bound by such restrictions and no filing under Section 16(a) of the Securities Exchange Act of 1934, reporting a reduction in beneficial ownership of shares of common stock, shall be required or voluntarily made during the restricted period.

The 90-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

In the ordinary course of business, the underwriters and certain of their respective affiliates have in the past, and may in the future, engage in investment banking or other transactions of a financial nature with us, including provision of certain advisory services to us and our affiliates, for which they have received customary compensation.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, with effect from and including the date on which the Prospectus Directive is implemented in that Member State an offer of common stock may not be made to the public in that Member State, other than:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of common stock to the public” in relation to any common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/7 1/EC and includes any relevant implementing measure in that Member State.

United Kingdom

This prospectus supplement, together with the accompanying prospectus, is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The common stock is only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Brenner, Saltzman and Wallman LLP, New Haven, Connecticut. We will also be represented by Shearman & Sterling LLP, New York, New York, and the underwriters will be represented by Davis Polk & Wardwell LLP, New York, New York.

PROSPECTUS

PHOTRONICS, INC.

$100,000,000

Common Stock, Preferred Stock, Debt Securities, and Warrants

We may offer and sell, from time to time, in one or more offerings shares of our common stock, shares of our preferred stock, warrants to purchase shares of our common stock, shares of our preferred stock or debt securities. We and/or selling securityholders may offer and sell the securities separately, together or as units, in separate classes or series in amounts, at prices and on terms to be determined at the time of sale and set forth in an accompanying prospectus supplement and other offering materials.

You should read this prospectus and the applicable prospectus supplement, as well as the documents incorporated by reference or deemed incorporated by reference into this prospectus and any prospectus supplement, carefully before you invest in our securities.

Our common stock is traded on the Nasdaq Global Market under the symbol “PLAB”.

Investing in our securities involves risks that are described in the “Risk Factors” section of this prospectus and our periodic reports filed with the Securities and Exchange Commission.

The securities may be sold directly by us or the selling stockholders to investors, through agents designated from time to time or to or through underwriters or dealers. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution”. If any underwriters are involved in the sale of the securities, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 25, 2009

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the Commission, utilizing a “shelf” registration process. Under this shelf registration process, we may offer from time to time the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement, together with additional information described below under “Information Incorporated by Reference” before you invest in our securities.

This prospectus does not contain all the information provided in the registration statement we filed with the Commission. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described below under “Where You Can Find More Information”.

You should rely only on the information contained or incorporated by reference in this prospectus, any prospectus supplement or any free writing prospectus related to the applicable securities that is prepared by us or on our behalf or that is otherwise authorized by us. Neither we nor the selling stockholders have authorized any other person to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information that we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference. Our business, financial condition, results of operation and prospects may have changed since those dates.

We will not use this prospectus to offer and sell securities unless it is accompanied by a supplement that more fully describes the securities being offered and the terms of the offering.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements made by or on behalf of Photronics, Inc. These statements are based on management’s beliefs, as well as assumptions made by and information currently available to management. Forward-looking statements may be identified by words like “expect”, “anticipate”, “believe”, “plan”, “projects”, and similar expressions. All forward-looking statements involve risks and uncertainties that are difficult to predict. In particular, any statement contained in this prospectus, any prospectus supplement or any document incorporated by reference herein or therein, in press releases, written statements or other documents filed with the Commission, or in our communications and discussions with investors and analysts in the normal course of business through meetings, phone calls and conference calls, regarding the consummation and benefits of future acquisitions, expectations with respect to future sales, financial performance, operating efficiencies and product expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond our control. These factors may cause actual results, performance or achievements to differ materially from anticipated results, performances or achievements.

Factors that might affect such forward-looking statements include, but are not limited to, overall economic and business conditions; the demand and receipt of orders for our products; competitive factors in the industries and geographic markets in which we compete; changes in federal, state and international tax requirements (including tax rate changes, new tax laws and revised tax law interpretations); our ability to place new equipment in service on a timely basis; interest rate fluctuations and other capital market conditions, including changes in the market price of our common stock; foreign currency rate fluctuations; economic and political conditions in international markets; the ability to obtain additional financings; the ability to achieve anticipated synergies and other cost savings in connection with acquisitions and productivity programs; the timing, impact and other uncertainties of future acquisitions; the seasonal and cyclical nature of the semiconductor and flat panel display industries; the availability of capital; management changes; damage or destruction to our facilities by natural disasters, labor strikes, political unrest or terrorist activity; the ability to fully utilize our tools; our ability to receive desired yields, pricing, product mix, and market acceptance of our products; changes in technology; and our ability to obtain necessary export licenses. Any forward-looking statements should be considered in light of these factors. Accordingly, there is no assurance that our expectations will be realized. We do not assume responsibility for the accuracy and completeness of the forward-looking statements and do not assume an obligation to provide revisions to any forward-looking statements.

Investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented or incorporated by reference in this document.

ABOUT PHOTRONICS, INC.

We are one of the world’s leading manufacturers of photomasks, which are high precision photographic quartz plates containing microscopic images of electronic circuits. Photomasks are a key element in the manufacture of semiconductors and flat panel displays (“FPDs”), and are used as masters to transfer circuit patterns onto semiconductor wafers and flat panel substrates during the fabrication of integrated circuits and a variety of FPDs and, to a lesser extent, other types of electrical and optical components. We currently operate principally from ten manufacturing facilities; two of which are located in Europe, two in Taiwan, one each in Korea, Singapore, and China; and three in the United States, including a state-of-the-art nanofab facility (“U.S. Nanofab”) in Boise, Idaho, which commenced production during the second quarter of fiscal 2008. In January of 2009, we ceased the manufacture of photomasks at our facility in Manchester, United Kingdom.

We are a Connecticut corporation, organized in 1969. Our principal executive offices are located at 15 Secor Road, Brookfield, Connecticut 06804. Our telephone number is (203) 775-9000.

RISK FACTORS

We are dependent on the semiconductor industry which as a whole is volatile and could have a negative material impact on our business.

We sell substantially all of our photomasks to semiconductor designers, manufacturers and foundries, as well as to other high performance electronics manufacturers. We believe that the demand for photomasks depends primarily on design activity rather than sales volume from products using photomask technology. Consequently, an increase in semiconductor sales does not necessarily result in a corresponding increase in photomask sales. In addition, the reduced use of customized ICs, a reduction in design complexity, other changes in the technology or methods of manufacturing or designing semiconductors or a slowdown in the introduction of new semiconductor designs could reduce demand for photomasks even if there is increased demand for semiconductors. Further, advances in design and production methods for semiconductors and other high performance electronics could reduce the demand for photomasks. Historically, the semiconductor industry has been volatile, with sharp periodic downturns and slowdowns. These downturns have been characterized by, among other things, diminished product demand, excess production capacity and accelerated erosion of selling prices. The semiconductor industry began to experience a downturn in fiscal 2008, which we believe could continue through fiscal 2009, which had an adverse impact on our operating results in fiscal 2008 and the six-month period ended May 3, 2009.

Our sales of photomasks for use in fabricating high performance electronic products such as FPDs increased in fiscal 2008 as compared to fiscal 2007, however, decreased in the six-month period ended May 3, 2009 as compared to the same six-month period in the prior year. Our results may be negatively impacted if the FPD photomask market does not grow or if we are unable to serve this market successfully. As is the case with semiconductor photomask demand, we believe that demand for photomasks for FPDs depends primarily on design activity and, to a lesser extent upon an increase in the number of production facilities used to manufacture FPDs. As a result, an increase in FPD sales will not necessarily lead to a corresponding increase in photomask sales. The technology for fabricating FPDs continues to develop in order to increase the size and improve the resolution of FPDs. A slowdown in the development of new technologies for fabricating FPDs could reduce the demand for related photomasks even if demand for FPDs increases.

We incurred net losses in the six-month period ended May 3, 2009 and fiscal 2008, and we may incur future net losses.

We incurred net losses of $20.3 million in the six-month period ended May 3, 2009 and $210.8 million in fiscal 2008. These net losses were incurred due to the global recession and related severe downturn experienced by the semiconductor industry beginning in 2008 and, in fiscal 2008, the net loss includes significant non-cash charges for impairments of goodwill and long-lived assets. We cannot provide assurance of when we will return to profitability.

Our quarterly operating results fluctuate significantly and may continue to do so in the future which could adversely impact our business.

We have experienced fluctuations in our quarterly operating results and anticipate that such fluctuations will continue and could intensify in the future. Fluctuations in operating results may result in volatility in the prices of our securities, particularly our common stock and securities linked to the value of our common stock. Operating results may fluctuate as a result of many factors, including size and timing of orders and shipments, loss of significant customers, product mix, technological change, fluctuations in manufacturing yields, competition and general economic conditions. We operate in a high fixed cost environment and to the extent our revenues and asset utilization increase or decrease, operating margins will be positively or negatively impacted. Our customers generally order photomasks on an as-needed basis, and substantially all of our net sales in any quarter are dependent on orders received during that quarter. Since we operate with little backlog and the rate of new orders may vary significantly from month-to-month, our capital expenditures and expense levels are based primarily on sales forecasts. Consequently, if anticipated sales in any quarter do not occur when expected, capital expenditures and expense levels could be disproportionately high, and our operating results would be adversely affected. Due to the foregoing factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. In addition, in future quarters our operating results could be below the expectations of public market analysts and investors, which, in turn, could materially adversely affect the market prices of our common stock.

Our industry is subject to rapid technological change and we might fail to remain competitive, which could have a material adverse effect on our business and results of operations.

The photomask industry has been, and is expected to continue to be characterized by technological change and evolving industry standards. In order to remain competitive, we will be required to continually anticipate, respond to and utilize changing technologies of increasing complexity in both traditional and emerging markets that we serve. In particular, we believe that, as semiconductor geometries continue to become smaller and FPDs become larger with improved performance, we will be required to manufacture increasingly complex photomasks. Additionally, demand for photomasks has been, and could in the future be, adversely affected by changes in methods of fabricating semiconductors and high performance electronics (that could affect the type or quantity of photomasks utilized), such as changes in semiconductor demand that favor field programmable gate arrays and other semiconductor designs that replace application-specific ICs. Additionally, increased market acceptance of alternative methods of IC designs onto semiconductor wafers, such as direct-write lithography, could reduce or eliminate the need for photomasks entirely in the production of semiconductors. Through the second quarter of fiscal 2009, direct-write lithography has not been proven to be a commercially viable alternative to photomasks, as it is considered too slow for high volume semiconductor wafer production. However, should direct-write or any other alternative methods of transferring IC designs to semiconductor wafers without the use of photomasks achieve market acceptance, our business and results of operations would be materially adversely affected. If we are unable to anticipate, respond to or utilize these or other changing technologies, due to resource, technological or other constraints, our business and results of operations could be materially adversely affected.

Further, should sales volumes decrease based upon the flow of design releases from our customers, we may have excess or underutilized production capacity that could significantly impact operating margins, or result in write-offs from asset impairments.

Our operations will continue to require substantial capital, which we may be unable to obtain.

The manufacture of photomasks requires substantial investments in high-end manufacturing capability at existing and new facilities. We expect that we will be required to continue to make substantial capital expenditures to meet the technological demands of our customers and to position us for future growth. Our capital expenditure payments for fiscal 2009 are expected to be in the range of $40 million to $50 million, of which $9 million was accrued as of May 3, 2009. Further, our credit facility has a limitation on capital expenditure payments. We cannot provide assurance that we will be able to obtain the additional capital required in connection with our operations on reasonable terms, if at all, or that any such expenditure will not have a material adverse effect on our business and results of operations.

Our agreements with Micron have several risks; should either we or Micron not comply or execute under these agreements it could significantly disrupt our business and technology activities which could have a material effect on our operations or cash flows.

On May 5, 2006, Photronics and Micron entered into a joint venture known as MP Mask. The joint venture develops and produces photomasks for leading-edge and advanced next generation semiconductors. As part of the formation of the joint venture, Micron contributed its existing photomask technology center located at its

Boise, Idaho, headquarters to MP Mask, LLC (“MP Mask”) and we invested $135.0 million in exchange for a 49.99% interest in MP Mask (to which $64.2 million of the original investment was allocated), a license for photomask technology of Micron and certain supply agreements. We invested an additional $2.6 million in 2008 and $3.5 million in 2007 in MP Mask for capital expenditure and working capital purposes, and we received two distributions from MP Mask of $5.0 million each in the six month period ended May 3, 2009 and in fiscal year 2008.

MP Mask is governed by a Board of Managers, appointed by Micron and Photronics. Since MP Mask’s inception, Micron, as a result of its majority ownership, has appointed the majority vote of the managers. The number of managers appointed by each party is subject to change as ownership interests change. Under the operating agreement relating to the MP Mask joint venture, through May 5, 2010, we may be required to make additional contributions to the joint venture up to the maximum amount defined in the operating agreement. However, should the Board of Managers determine that additional funding is required, the joint venture shall pursue its own financing. If the joint venture is unable to obtain its own financing it may request additional capital contributions from us. Should we choose not to make a requested contribution to the joint venture, our ownership interest may be reduced.

On May 19, 2009, a capital lease agreement with Micron for the U.S. Nanofab was canceled, at which time Photronics and Micron agreed to enter into a new lease agreement for the U.S. Nanofab building. Under provisions of the new lease agreement, quarterly lease payments were reduced, the lease term was extended, and ownership of the property will not transfer to us at the end of the lease term. As a result of the new lease agreement, we will initially reduce our lease obligations and the carrying value of our assets under capital leases by approximately $28 million. Including the $28 million reduction in carrying value of assets under capital leases, our total investment to date in the purchase and equipping of our U.S. Nanofab is approximately $156 million. The U.S. Nanofab began production in our second fiscal quarter of 2008.

Failure by us or Micron to comply or execute under any of these agreements, to capitalize on the use of existing technology or to further develop technology could result in a significant disruption to our business and technology activities, and could adversely affect our operations and cash flows.

We have been dependent on sales to a limited number of large customers; the loss of any of these customers or any reduction in orders from these customers could have a material adverse effect on our sales and results of operations.

Historically, we have sold a significant proportion of photomasks to a limited number of IC and FPD manufacturers. One customer, Samsung Electronics Co., Ltd., accounted for approximately 20% and 25% of our net sales in the six month period ended May 3, 2009 and in fiscal 2008, respectively. Our five largest customers, in the aggregate, accounted for 42% and 44% of net sales in the six month period ended May 3, 2009 and in fiscal 2008, respectively. The loss of a significant customer or any reduction or delay in orders from any significant customer, including reductions or delays due to customer departures from recent buying patterns, or market, economic, or competitive conditions in the semiconductor or FPD industries, could have a material adverse effect on our financial performance and business prospects. The continuing consolidation of semiconductor manufacturers and economic downturn in the semiconductor industry may increase the likelihood of losing a significant customer and have an adverse effect on our financial performance and business prospects.

We depend on a small number of suppliers for equipment and raw materials and, if our suppliers do not deliver their products to us, we may be unable to deliver our products to our customers, which could adversely affect our business and results of operations.

We rely on a limited number of photomask equipment manufacturers to develop and supply the equipment we use. These equipment manufacturers currently require lead times of up to 12 months between the order and the delivery of certain photomask imaging and inspection equipment. The failure of such manufacturers to develop or deliver such equipment on a timely basis could have a material adverse effect on our business and results of operations. Further, we rely on equipment manufacturers to develop future generations of manufacturing equipment to meet our requirements. In addition, the manufacturing equipment necessary to produce advanced photomasks could become prohibitively expensive.

We use high precision quartz photomask blanks, pellicles, and electronic grade chemicals in our manufacturing processes. There are a limited number of suppliers of these raw materials, and for production of certain high-end photomasks there is only one available supplier, and we have no long-term contract for the supply of these raw materials. Any delays or quality problems in connection with significant raw materials, particularly photomask blanks, could cause delays in shipments of photomasks, which could have a material adverse effect on our business and results of operations. The fluctuation of foreign currency exchange rates with respect to prices of equipment and raw materials used in manufacturing also could have a material adverse effect on our business and results of operations, although they have not been material to date.

We face risks associated with complex manufacturing processes, including the use of sophisticated equipment and manufacturing processes with complex technologies; should we be unable to effectively utilize such processes and technologies it could have a material adverse effect on our business and results of operations.

Our complex manufacturing processes require the use of expensive and technologically sophisticated equipment and materials, and are continuously modified in an effort to improve manufacturing yields and product quality. Minute impurities, defects or other difficulties in the manufacturing process can lower manufacturing yields and make products unmarketable. Moreover, manufacturing leading-edge photomasks is more complex and time consuming than manufacturing less advanced photomasks, and may lead to delays in the manufacturing of all levels of photomasks. We have, on occasion, experienced manufacturing difficulties and capacity limitations that have delayed our ability to deliver products within the time frames contracted for by our customers. We cannot provide assurance that we will not experience these or other manufacturing difficulties, or be subject to increased costs or production capacity constraints in the future, any of which could result in a loss of customers or could otherwise have a material adverse effect on our business and results of operations.

Our debt agreements limit our ability to obtain financing and obligate us to repay debt.

As of May 3, 2009, we had $122.5 million outstanding under our revolving credit facility and $27.3 million outstanding under foreign loans. On May 15, 2009, the revolving credit facility was amended to, among other provisions, reduce the overall availability, extend the maturity date, reduce the required pay down amount in fiscal 2010, change the interest rate and change the financial covenants. Further, on June 8, 2009, we entered into a mirror credit facility in the U.S. for $27.2 million, which was used to repay our outstanding foreign loans on June 12, 2009. The financial covenants include, among others, a Senior Leverage Ratio, Total Leverage Ratio, Minimum Fixed Charge Ratio and minimum quarterly EBITDA levels. Existing covenant restrictions limit our ability to obtain additional debt financing and should we be unable to meet one or more of these covenants the bank may require us to repay the outstanding balances prior to the expiration date of the agreements.

Our ability to comply with the financial and other covenants in our debt agreements may be affected by worsening economic or business conditions, or other events. Should we be unable to meet one or more of these covenants, our lenders may require us to repay our outstanding balances prior to the expiration date of the agreements. We cannot assure that additional sources of financing will be available to us to pay off our long-term borrowings to avoid default. Should we default on any of our long-term borrowings, a cross default would occur on our other long-term borrowings, unless amended or waived.

Our prior and future acquisitions may entail certain operational and financial risks.

We have made significant acquisitions throughout our history. Acquisitions have focused on increasing our manufacturing presence in Asia, including our acquisition of Photronics Semiconductor Mask Corporation

(“PSMC”), a Taiwanese photomask manufacturer, in 2000 and PKL, a Korean photomask manufacturer, in 2001 and increasing the technology base through the MP Mask joint venture between us and Micron in 2006. We may make additional acquisitions in the future. Acquisitions place significant demands on our administrative, operational and financial personnel and systems. Managing acquired operations entails numerous operational and financial risks, including difficulties in the assimilation of acquired operations, diversion of management’s attention from other business concerns, managing assets in multiple geographic regions, amortization of acquired intangible assets and potential loss of key employees of acquired operations. Sales of acquired operations also may decline following an acquisition, particularly if there is an overlap of customers served by us and the acquired operation, and these customers transition to another vendor in order to ensure a second source of supply. Furthermore, we may be required to utilize our cash reserves and/or issue new securities for future acquisitions, which could have a dilutive effect on our earnings per share.

Our cash flow from operations and current holdings of cash and investments may not be adequate for our current and long term needs.

Our liquidity is highly dependent on our ability to receive orders, as we operate in a high fixed cost environment and the timing of capital expenditures, both of which can vary significantly from period to period. Depending on conditions in the IC semiconductor and FPD market, our cash flows from operations and current holdings of cash and investments may not be adequate to meet our current and long-term needs for capital expenditures, operations and debt repayments. Historically, in certain years we have used external financing to fund these needs. Due to conditions in the credit markets, some financing instruments used by us in the past are currently not available to us. We are evaluating alternatives to increase our capital, delaying capital expenditures and evaluating further cost reduction initiatives. However, we cannot assure that additional sources of financing would be available to us on commercially favorable terms should our capital requirements exceed cash available from operations and existing cash, short-term investments and cash available under our credit facility.

We may incur unforeseen charges related to the restructuring of our UK infrastructure or, we may fail to realize projected benefits related to this restructure or any other possible future facility closures or restructures.

In January 2009, we ceased the manufacture of photomasks at our facility in Manchester, United Kingdom to lower our operating costs and increase our manufacturing efficiencies. However, we cannot assure that this action will not result in unforeseen costs, disruptions in our operations, or other negative events that could result in our failing to realize the projected benefits of this restructure.

We cannot assure that there will not be additional facility closures or other restructurings in the near or long term. Further, we cannot assure that we will not incur significant charges should there be any additional future facility closures or restructures.

We operate in a highly competitive industry; should we be unable to meet our customers requirements for product quality, timelines of delivery or technical capabilities, it could adversely affect our sales.

The photomask industry is highly competitive, and most of our customers utilize more than one photomask supplier. Our competitors include Compugraphics, Inc., Dai Nippon Printing Co., Ltd., Hoya Corporation, Taiwan Mask Corporation, Toppan Printing Co., Ltd. and Toppan Chungwha Electronics. We also compete with semiconductor manufacturers’ captive photomask manufacturing operations. We expect to face continued competition from these and other suppliers in the future. Many of our competitors have substantially greater financial, technical, sales, marketing and other resources than we do. Also, when producing smaller geometry photomasks, some of our competitors may be able to more rapidly develop, produce, and achieve higher manufacturing yields than us. We believe that consistency of product quality and timeliness of delivery, as well as price, technical capability, and service, are the principal factors considered by customers in selecting their photomask suppliers. Our inability to meet these requirements could adversely affect our sales which could have a material adverse effect on our business and results of operations. In the past, competition led to pressure to reduce prices which, we believe, contributed to the decrease in the number of independent manufacturers. This pressure to reduce prices may continue in the future. In addition, certain semiconductor manufacturers possess their own captive facilities for manufacturing photomasks, some of which market their photomask manufacturing services to outside customers as well as to their internal organizations.

Our substantial international operations are subject to additional risks.

International sales accounted for approximately 73% of our net sales for the six month period ended May 3, 2009, 77% in fiscal 2008, and 75% in fiscal 2007. We believe that maintaining significant international operations requires us to have, among other things, a local presence in the markets in which we operate. This requires a significant investment of financial, managerial, operational, and other resources. Since 1996, we have significantly expanded our operations in international markets by acquiring existing businesses in Europe, establishing manufacturing operations in Singapore, acquiring majority equity interests in photomask manufacturing operations in Korea and Taiwan and building a new manufacturing facility for FPD photomasks in Taiwan and a new photomask manufacturing facility in Shanghai, China. As the served market continues to shift to Asia, we will continue to assess our manufacturing base and may close or open new facilities to adapt to these market conditions.

Operations outside the United States are subject to inherent risks, including fluctuations in exchange rates, political and economic conditions in various countries including the outbreak of war, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing international operations, longer accounts receivable payment cycles and potentially adverse tax consequences. These factors may have a material adverse effect on our ability to generate sales outside the United States and, consequently, on our business and results of operations.

Changes in foreign currency exchange rates could materially adversely affect our business, results of operations, or financial condition.

Our financial statements are prepared in accordance with U.S. GAAP and are reported in U.S. dollars. Our international operations have transactions and balances denominated in currencies other than the U.S. dollar, primarily the Korean won, New Taiwan dollar, Chinese renminbi, Japanese yen, Singapore dollar, euro and British pound. As a result of changes in foreign currency rates, we recorded an expense of $0.4 million in the six month period ended May 3, 2009 and a gain of $3.8 million in fiscal 2008. Further, as a result of the translation of foreign currency financial statements to U.S. dollars our net assets were reduced by $5.1 million during the six month period ended May 3, 2009, and by $62.2 million during fiscal 2008. In the event of significant foreign currency fluctuations, our results of operations, financial condition or cash flows may be adversely affected.

Our business depends on management and technical personnel, who are in great demand, and our inability to attract and retain qualified employees could adversely affect our business and results of operations.

Our success, in part, depends upon key managerial, engineering and technical personnel, as well as our ability to continue to attract and retain additional personnel. The loss of certain key personnel could have a material adverse effect upon our business and results of operations. There can be no assurance that we can retain our key managerial, engineering and technical employees, or that we can attract similar additional employees in the future. We believe that we provide competitive compensation and incentive packages to our employees.

We may be unable to enforce or defend our ownership and use of proprietary technology, and the utilization of our unprotected developed technology by our competitors could adversely affect our business, results of operations and financial position.

We believe that the success of our business depends more on our proprietary technology, information and processes and know-how than on our patents or trademarks. Much of our proprietary information and technology relating to manufacturing processes is not patented and may not be patentable. We cannot offer assurance that:

•	we will be able to adequately protect our technology;

•	our competitors will not independently develop similar technology; or

•	international intellectual property laws will adequately protect our intellectual property rights.

We may become the subject of infringement claims or legal proceedings by third parties with respect to current or future products or processes. Any such claims or litigation, with or without merit, to enforce or protect our intellectual property rights or to defend ourselves against claimed infringement of the rights of others could result in substantial costs, diversion of resources and product shipment delays or could force us to enter into royalty or license agreements rather than dispute the merits of these claims. Any of the foregoing could have a material adverse effect on our business, results of operations and financial position.

We may be unprepared for changes to environmental laws and regulations and may have liabilities arising from environmental matters.

We are subject to numerous environmental laws and regulations that impose various environmental controls on, among other things, the discharge of pollutants into the air and water and the handling, use, storage, disposal and clean-up of solid and hazardous wastes. Changes in these laws and regulations may have a material adverse effect on our financial position and results of operations. Any failure by us to adequately comply with these laws and regulations could subject us to significant future liabilities.

In addition, these laws and regulations may impose clean-up liabilities on current and former owners and operators of real property without regard to fault and these liabilities may be joint and several with other parties. In the past, we have been involved in remediation activities relating to our properties. We believe, based upon current information, that environmental liabilities relating to these activities or other matters are not material to our financial statements. However, there can be no assurances that we will not incur any material environmental liabilities in the future.

Our production facilities could be damaged or disrupted by a natural disaster or labor strike, either of which could adversely affect our financial position, results of operations and cash flows.

Our facilities in Taiwan are located in a seismically active area. In addition, a major catastrophe such as an earthquake or other natural disaster, labor strikes, or work stoppage at any of our manufacturing facilities could result in a prolonged interruption of our business. Any disruption resulting from these events could cause significant delays in shipments of our products and the loss of sales and customers, which could have a material adverse effect on our financial position, results of operations and cash flows.

Our sales continue to be impacted by the global recession, and the health and stability of the general economy, which could adversely affect our operations and cash flows.

The global recession and other unfavorable changes in general economic conditions in the U.S. or international locations in which we do business, may reduce the demand for photomasks. For example, an economic downturn may lead to a decrease in demand for end products whose manufacturing process involves the use of photomasks. This may result in a reduction in new product design and development by semiconductor manufacturers, which could adversely affect our operations and cash flows.

Changes in our credit rating could adversely affect our financial position.

Our credit rating could be materially influenced by acquisitions, dispositions, other investment decisions, and the results of our operations in the near-term. Should our credit rating be downgraded, our cost and ability to raise needed working and investment capital could adversely affect our results of operations and cash flows.

Additional taxes could adversely affect our financial results.

Our tax filings are subjected to audit by tax authorities in the various jurisdictions in which it does business. These audits may result in assessments of additional taxes that are subsequently resolved with the authorities or through the courts. Currently, we believe there are no outstanding assessments whose resolution would result in a material adverse financial result. However, we cannot offer assurances that unasserted or potential future assessments would not have a material adverse effect on our financial condition or results of operations.

Our business could be adversely impacted by global or regional catastrophic events.

Our business could be adversely affected by terrorist acts, major natural disasters; or widespread outbreaks of infectious diseases, the outbreak or escalation of wars, especially in the Asian region where we generate a significant portion of our international sales. Such events in the geographic regions in which we do business, including political tensions within the Korean peninsula where a major portion of our foreign operations are located, could have material adverse impacts on our sales volume, cost of raw materials, earnings, cash flows and financial condition.

The fair value of warrants issued on our common stock is subject to fluctuating with the market price of our common stock, and may have a material adverse effect on our results of operations.

On May 15, 2009, in connection with the most recent amendment to our credit facility, we issued 2.1 million warrants to purchase our common stock. The warrants are indexed to and potentially settled in our common stock and, it was determined, that they are to be recorded as a liability during the three months ending August 2, 2009 and to be subsequently reported at fair value. The warrants are each exercisable for one share of common stock and have an exercise price of $0.01. Therefore, changes in the market price of our common stock could result in a significant change in the fair value of the warrants, as charged or credited to other income (expense) in our statements of operations. Changes in the market price of our common stock may have a material adverse effect on our results of operations on a non-cash basis.

Warrants issued by us include a put provision, giving the holders the option to sell the warrants to us at approximately the market price of our common stock, which may have a material adverse effect on our cash flow.

The warrants discussed above include a put provision which may be exercised from May 15, 2012 through the expiration of the warrants on May 15, 2014. The put provision is only exercisable if our common stock is not traded on a national exchange or if our credit facility, which matures on January 31, 2011, has not been paid in full by another financing facility (new credit facility, debt and/or an equity securities, or capital contributions). The purchase of a significant amount of our common stock by us may have a material adverse effect on our cash flows.

USE OF PROCEEDS

Except as may be described otherwise in a prospectus supplement or pricing supplement, we will add the net proceeds from the sale of the securities under this prospectus to our general funds and will use them for general corporate purposes, which may include, among other things, funding acquisitions or reducing or refinancing indebtedness. We will not receive any proceeds from any selling securityholder’s sale of our securities registered hereunder.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal year ended October 31, 2004	Fiscal year ended October 30, 2005	Fiscal year ended October 29, 2006	Fiscal year ended October 28, 2007	Fiscal year ended November 2, 2008	Six months ended May 3, 2009
Ratio of earnings to fixed charges (1)	3.7x	5.7x	4.5x	4.4x	—	—

(1)

For purposes of computing the ratio of earnings to fixed charges, earnings generally consist of the sum of our income from continuing operations before income taxes and minority interest in consolidated subsidiaries and income of equity method investees, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest expensed and capitalized, amortization of capitalized expenses relating to indebtedness, and rent expense, representative of interest. Earnings before fixed charges were insufficient to cover fixed charges by $212.8 million for the fiscal year ended November 2, 2008 and by $19.0 million for the six-months ended May 3, 2009.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time in one or more series. This section summarizes the general terms and provisions of the debt securities that are common to all series. The specific terms relating to any series of our debt securities that we offer will be described in a prospectus supplement. You should read the applicable prospectus supplement for the terms of the series of debt securities offered. Because the terms of specific series of debt securities offered may differ from the general information that we have provided below, you should rely on information in the applicable prospectus supplement that contradicts any information below.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities will be governed by a document called an “indenture.” An indenture is a contract between a financial institution, acting on your behalf as trustee of the debt securities offered, and us. The debt securities will be issued pursuant to an indenture, which we will enter into with a trustee. When we refer to the “applicable indenture” or “indenture” in this prospectus, we are referring to the indenture under which your debt securities are issued, as supplemented by the supplemental indenture applicable to your debt securities. The trustee has two main roles. First, subject to some limitations on the extent to which the trustee can act on your behalf, the trustee can enforce your rights against us if we default on our obligations under the applicable indenture. Second, the trustee performs certain administrative duties for us.

Unless otherwise provided in any applicable prospectus supplement, the following section is a summary of the principal terms and provisions that will be included in the indenture. This summary is not complete. Because this section is a summary, it does not describe every aspect of the debt securities or the applicable indenture. If we refer to particular provisions in the indenture, such provisions, including the definition of terms, are incorporated by reference in this prospectus as part of this summary. We urge you to read the indenture and any supplement thereto that are applicable to you because the indenture, and not this section, defines your rights as a holder of debt securities. The form of indenture is filed as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information” for information on how to obtain a copy of the indenture.

For the purposes of this section, Photronics, “we”, “us” and “our” refer solely to Photronics, Inc. and not to any of its subsidiaries.

General

The debt securities offered hereby will be unsecured obligations of Photronics. The debt securities will be either our senior unsecured obligations issued in one or more series and referred to herein as the “senior debt securities” or our subordinated unsecured obligations issued in one or more series and referred to herein as the “subordinated debt securities”. The supplement to the indenture applicable to your debt securities will specify whether senior debt securities or subordinated debt securities are being offered by us, and the particular terms thereof, and the applicable prospectus supplement will describe the terms of the debt securities being offered. The senior debt securities will rank equal in right of payment to all other unsecured and unsubordinated indebtedness of Photronics. The subordinated debt securities will be subordinated in right of payment to the prior payment in full of the senior debt securities and the senior indebtedness of Photronics, as described below under “Subordination.”

The terms of our credit facility limit the amount of indebtedness we can incur.

You should read the applicable prospectus supplement for the terms of the series of debt securities offered. The terms of the debt securities described in such prospectus supplement will be set forth in the applicable indenture and may include the following, as applicable to the series of debt securities offered thereby:

•	the title of the debt securities;

•	whether the debt securities will be senior debt securities or subordinated debt securities of Photronics;

•	the aggregate principal amount of the debt securities and whether there is any limit on such aggregate principal amount;

•	whether we may reopen the series of debt securities for issuances of additional debt securities of such series;

•	the date or dates, or how the date or dates will be determined, when the principal amount of the debt securities will be payable;

•	the amount payable upon acceleration of the maturity of the debt securities or how this amount will be determined;

•	the interest rate or rates, which may be fixed or variable, that the debt securities will bear, if any, or how such interest rate or rates will be determined;

•	the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

•	the date or dates from which any interest will accrue or how such date or dates will be determined;

•	the interest payment dates and the record dates for these interest payments;

•	whether the debt securities are redeemable at our option;

•	whether there are any sinking fund or other provisions that would obligate us to purchase or otherwise redeem the debt securities;

•

the form in which we will issue the debt securities, if other than in registered book-entry only form represented by global securities; whether we will have the option of issuing debt securities in “certificated” form; whether we will have the option of issuing certificated debt securities in bearer form if we issue the securities outside the United States to non-U.S. persons; any restrictions on the offer, sale or delivery of bearer securities and the terms, if any, upon which bearer securities of the series may be exchanged for registered securities of the series and vice versa (if permitted by applicable laws and regulations);

•	if other than U.S. dollars, the currency or currencies of the debt securities;

•

whether the amount of payments of principal, premium or interest, if any, on the debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;

•	the denominations in which the offered debt securities will be issued;

•	any changes or additions to the provisions of the applicable indenture described under “defeasance” that will be applicable to the debt securities;

•	material federal income tax considerations that are specific to the series of debt securities offered;

•	any provisions granting special rights to the holders of the debt securities upon the occurrence of specified events;

•	whether the applicable indenture contains any changes or additions to the events of default or covenants described in this prospectus;

•	in the case of subordinated debt securities, any terms modifying the subordination provisions;

•	whether the debt securities will be convertible into or exchangeable for any other securities and the applicable terms and conditions for such conversion or exchange;

•	the place or places, if any, other than or in addition to The City of New York, for payment, transfer, conversion and/or exchange of the debt securities; and

•	any other terms specific to the series of debt securities offered.

Unless we indicate differently in the applicable prospectus supplement, the indenture pursuant to which the debt securities are issued will not contain any provisions that give you protection in the event we issue a large amount of debt, or in the event that we are acquired by another entity.

Redemption

If the debt securities are redeemable, the applicable prospectus supplement will set forth the terms and conditions for such redemption, including:

•	the redemption prices (or method of calculating the same);

•	the redemption period (or method of determining the same);

•	whether such debt securities are redeemable in whole or in part at our option; and

•	any other provisions affecting the redemption of such debt securities.

Conversion and Exchange

If any series of the debt securities offered are convertible into or exchangeable for shares of our common stock or other securities, the applicable prospectus supplement will set forth the terms and conditions for such conversion or exchange, including:

•	the conversion price or exchange ratio (or the method of calculating the same);

•	the conversion or exchange period (or the method of determining the same);

•	whether conversion or exchange will be mandatory, or at our option or at the option of the holder;

•	the events requiring an adjustment of the conversion price or the exchange ratio; and

•	any other provisions affecting conversion or exchange of such debt securities.

Form and Denomination of Debt Securities

Denomination of Debt Securities

Unless we indicate differently in the applicable prospectus supplement, the debt securities, if issued in registered form, will be denominated in U.S. dollars, in minimum denominations of $1,000 and multiples thereof.

Registered Form

We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in “certificated” form. We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. Debt securities issued in book-entry form will be represented by global securities.

Bearer Form

We also will have the option of issuing debt securities in non-registered form, as bearer securities, if we issue the securities outside the United States to non-U.S. persons. In that case, the applicable prospectus supplement will set forth the mechanics for holding the bearer securities, including the procedures for receiving payments, for exchanging the bearer securities for registered securities of the same series and for receiving notices. The applicable prospectus supplement will also describe the requirements with respect to our maintenance of offices or agencies outside the United States and the applicable U.S. federal tax law requirements.

Holders of Registered Debt Securities

Book-Entry Holders

We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. Debt securities held in book-entry form will be represented by one or more global securities registered in the name of a depositary or its nominee. The depositary or its nominee will hold such global securities on behalf of financial institutions that participate in such depositary’s book-entry system. These participating financial institutions, in turn, hold beneficial interests in the global securities either on their own behalf or on behalf of their customers.

Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in global form, we will recognize only the depositary or its nominee as the holder of the debt securities, and we will make all payments on the debt securities to the depositary or its nominee. The depositary will then pass along the payments that it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners of the debt securities. The depositary and its participants do so under agreements they have made with one another or with their customers or by law; they are not obligated to do so under the terms of the debt securities or the terms of the indenture.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system, or that holds an interest through a participant in the depositary’s book-entry system. As long as the debt securities are issued in global form, investors will be indirect holders, and not holders, of the debt securities.

Street Name Holders

In the event that we issue debt securities in certificated form, or in the event that a global security is terminated, investors may choose to hold their debt securities either in their own names or in “street name.” Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor would hold a beneficial interest in those debt securities through the account that he or she maintains at such bank, broker or other financial institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities, and we will make all payments on those debt securities to them. These institutions will pass along the payments that they receive from us to their customers who are the beneficial owners pursuant to agreements that they have entered into with such customers or by law; they are not obligated to do so under the terms of the debt securities or the terms of the indenture. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

Legal Holders

Our obligations, as well as the obligations of the trustee and those of any third parties employed by the trustee or us, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means and who are, therefore, not the legal holders of the debt securities. This will be the case whether an investor chooses to be an indirect holder of a debt security, or has no choice in the matter because we are issuing the debt securities only in global form.

For example, once we make a payment or give a notice to the legal holder of the debt securities, we have no further responsibility with respect to such payment or notice even if that legal holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture), we would seek the approval only from the legal holders, and not the indirect holders, of the debt securities. Whether and how the legal holders contact the indirect holders is up to the legal holders.

Notwithstanding the above, when we refer to “you” or “your” in this prospectus, we are referring to investors who invest in the debt securities being offered by this prospectus, whether they are the legal holders or only indirect holders of the debt securities offered. When we refer to “your debt securities” in this prospectus, we mean the series of debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders

If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for its consent, as a legal holder of the debt securities, if ever required;

•

if permitted for a particular series of debt securities, whether and how you can instruct it to send you debt securities registered in your own name so you can be a legal holder of such debt securities;

•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms. Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities that we issue in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “—Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole legal holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account either with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a legal holder of the debt security, but an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the legal holder of the debt securities represented by such global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

•

An investor cannot cause the debt securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the debt securities, except in the special situations we describe below under “—Special Situations When a Global Security Will Be Terminated.”

•

An investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under “—Holders of Registered Debt Securities” above.

•

An investor may not be able to sell his or her interest in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form.

•

An investor may not be able to pledge his or her interest in the debt securities in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

•

The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in the debt securities. Neither the trustee nor we have any responsibility for any aspect of the depositary’s actions or for the depositary’s records of ownership interests in a global security. Additionally, neither the trustee nor we supervise the depositary in any way.

•

DTC requires that those who purchase and sell interests in a global security that is deposited in its book-entry system use immediately available funds. Your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security.

•

Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt security. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of such intermediaries.

Special Situations When a Global Security Will Be Terminated

In a few special situations described below, a global security will be terminated and interests in the global security will be exchanged for certificates in non-global form, referred to as “certificated” debt securities. After such an exchange, it will be up to the investor as to whether to hold the certificated debt securities directly or in street name. We have described the rights of direct holders and street name holders under “—Holders of Registered Debt Securities” above. Investors must consult their own banks or brokers to find out how to have their interests in a global security exchanged on termination of a global security for certificated debt securities to be held directly in their own names.

The special situations for termination of a global security are as follows:

•

if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security, and we do not appoint another institution to act as depositary within 60 days of such notification;

•	if we notify the trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to the debt securities represented by that global security and such event of default has not been cured or waived.

The applicable prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by such prospectus supplement. If a global security were terminated, only the depositary, and not we or the trustee, would be responsible for deciding the names of the institutions in whose names the debt securities represented by the global security would be registered and, therefore, who would be the legal holders of those debt securities.

Form, Exchange and Transfer of Registered Securities

If we cease to issue registered debt securities in global form, we will issue them:

•	only in fully registered certificated form; and

•	unless we indicate otherwise in the applicable prospectus supplement, in denominations of $1,000 and amounts that are multiples of $1,000.

Holders may exchange their certificated securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

Holders may exchange or transfer their certificated securities at the trustee’s office. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the location of the office through which any transfer agent acts.

If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

If a registered debt security is issued in global form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection because it will be the sole holder of the debt security.

Payment and Paying Agents

On each due date for interest payments on the debt securities, we will pay interest to each person shown on the trustee’s records as owner of the debt securities at the close of business on a designated day that is in advance of the due date for interest. We will pay interest to each such person even if such person no longer owns the debt security on the interest due date. The designated day on which we will determine the owner of the debt security, as shown on the trustee’s records, is also known as the “record date.” The record date will usually be about two weeks in advance of the interest due date.

Because we will pay interest on the debt securities to the holders of the debt securities based on ownership as of the applicable record date with respect to any given interest period, and not to the holders of the debt securities on the interest due date (that is, the day that the interest is to be paid), it is up to the holders who are buying and selling the debt securities to work out between themselves the appropriate purchase price for the debt securities. It is common for purchase prices of debt securities to be adjusted so as to prorate the interest on the debt securities fairly between the buyer and the seller based on their respective ownership periods within the applicable interest period.

Payments on Global Securities

We will make payments on a global security directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants, as described under “—Global Securities” above.

Payments on Certificated Securities

We will make interest payments on debt securities held in certificated form by mailing a check on each due date for interest payments to the holder of the certificated securities, as shown on the trustee’s records, as of the close of business on the record date. We will make all payments of principal and premium, if any, on the certificated securities by check at the office of the trustee in New York City, New York, and/or at other offices that may be specified in the applicable prospectus supplement or in a notice to holders, against surrender of the certificated security. All payments by check will be made in next-day funds (that is, funds that become available on the day after the check is cashed).

Alternatively, if a certificated security has a face amount of at least $10,000,000, and the holder of such certificated security so requests, we will pay any amount that becomes due on such certificated security by wire transfer of immediately available funds to an account specified by the holder at a bank in New York City, New York, on the applicable due date for payment. To request payment by wire transfer, the holder must give appropriate transfer instructions to the trustee or other paying agent at least 15 business days before the requested wire payment is due. In the case of any interest payments, the instructions must be given by the person who is shown on the trustee’s records as the holder of the certificated security on the applicable record date. Wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Payment When Offices Are Closed

If payment on a debt security is due on a day that is not a business day, we will make such payment on the next succeeding business day. The indenture will provide that such payments will be treated as if they were made on the original due date for payment. A postponement of this kind will not result in a default under any debt security or indenture, and no interest will accrue on the amount of any payment that is postponed in this manner.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Events of Default

You will have special rights if an Event of Default occurs with respect to your debt securities and such Event of Default is not cured, as described later in this subsection.

What Is an Event of Default?

Unless otherwise specified in the applicable prospectus supplement, the term “Event of Default” with respect to the debt securities offered means any of the following:

•	We fail to pay the principal of, or premium, if any, on, the debt security on its due date, whether or not payment is prohibited by the subordination provisions of the indenture.

•	We fail to pay interest on the debt security when due and such failure continues for a period of 30 days, whether or not the payment is prohibited by the subordination provisions of the indenture.

•	We do not deposit any sinking fund payment, if applicable, with respect to the debt securities on its due date, whether or not payment is prohibited by the subordination provisions.

•	We do not perform or observe any of the covenants with respect to the debt securities for 60 days after we receive a written notice of default.

•	Certain events involving our bankruptcy, insolvency or reorganization occur.

•	Any other Event of Default that may be described in the applicable prospectus supplement, and set forth in the applicable indenture, occurs.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and has not been cured within the applicable time period, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the affected series may declare the entire principal amount of, premium, if any, and accrued interest on all the debt securities of that series to be immediately due and payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be rescinded by the holders of at least a majority in principal amount of the debt securities of the affected series if certain conditions are met.

The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal, premium, if any, or interest, if it considers the withholding of notice to be in the best interests of the holders. Additionally, subject to the provisions of the applicable indenture relating to the duties of the trustee, the trustee is not required to take any action under the applicable indenture at the request of any of the holders of the debt securities unless such holders offer the trustee reasonable protection from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conduct of any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to your debt securities, the following must occur:

•	You must give your trustee written notice that an Event of Default has occurred and remains uncured.

•

The holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default that has occurred and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

•	The trustee fails to comply with the request within 60 days after receipt of the above notice, request and offer of indemnity.

•	The holders of a majority in principal amount of the debt securities of the relevant series must not have given the trustee a direction inconsistent with the above notice or request.

Notwithstanding the above, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date for payment.

Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than:

•	the payment of principal, or any premium or interest, on the affected series of debt securities; or

•	a default in respect of a covenant that cannot be modified or amended without the consent of each holder of the affected series of debt securities.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee, and how to declare or rescind an acceleration of maturity on their debt securities.

With respect to each series of debt securities, we will furnish to each trustee, each year, a written statement of certain of our officers certifying that, to their knowledge, we are in compliance with the provisions of the indenture applicable to such series of debt securities, or specifying an Event of Default.

Merger and Sale of Assets by Photronics

The indenture provides that Photronics may not consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other conditions:

•	Photronics is the surviving person, or the resulting, surviving or transferee person, if other than Photronics, is organized and existing under the laws of the United States; and

•	the successor person assumes all obligations of Photronics under the debt securities and the indenture.

When such a person assumes Photronics’ obligations in such circumstances, subject to certain exceptions, Photronics shall be discharged from all obligations under the notes and the indenture.

Modification or Waiver

There are three types of changes we can make to any indenture and the debt securities issued thereunder.

Changes Requiring Your Approval

First, there are changes that we cannot make to the terms or provisions of your debt securities without your specific approval. Subject to the provisions of the applicable indenture, without your specific approval, we may not:

•	change the stated maturity of the principal of, premium, if any, or interest or any additional amounts on, your debt securities;

•	reduce the principal amount of, or premium, if any, or interest on, or any other amounts due on your debt securities;

•	reduce the amount of principal payable upon acceleration of maturity of your debt securities;

•

make any change that adversely affects your right to receive payment on, to convert, to exchange or to require us to purchase, as applicable, your debt security in accordance with the terms of the applicable indenture;

•	change the place or currency of payment on your debt securities;

•	impair your right to sue for payment on your debt securities;

•	if your debt securities are subordinated debt securities, modify the subordination provisions in the applicable indenture in a manner that is adverse to you;

•	reduce the percentage of holders of outstanding debt securities of your series whose consent is needed to modify or amend the applicable indenture;

•

reduce the percentage of holders of outstanding debt securities of your series whose consent is needed to waive compliance with certain provisions of the applicable indenture or to waive certain defaults of the applicable indenture; or

•

modify any other aspect of the provisions of the applicable indenture dealing with modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants relating to your debt securities.

Changes Not Requiring Approval

There are certain changes that we may make to your debt securities without your specific approval and without any vote of the holders of the debt securities of the same series. Such changes are limited to clarifications and certain other changes that would not materially adversely affect the holders of the outstanding debt securities of such series in any material respect.

Changes Requiring Majority Approval

Subject to the provisions of the applicable indenture, any other change to, or waiver of, any provision of an indenture and the debt securities issued pursuant thereto would require the following approval:

•	If the change materially adversely affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of the outstanding debt securities of that series.

•

If the change materially adversely affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of the outstanding debt securities of all series affected by the change, with all affected series voting together as one class for this purpose.

•

Waiver of our compliance with certain provisions of an indenture must be approved by the holders of a majority in principal amount of the outstanding debt securities of all series issued under such indenture, voting together as one class for this purpose, in accordance with the terms of such indenture.

In each case, the required approval must be given in writing.

Further Details Concerning Voting

When taking a vote, we will decide the principal amount attributable to the debt securities in the following manner:

•

For original issue discount debt securities, we will use the principal amount that would be due and payable on the voting date if the maturity of such debt securities were accelerated to that date because of a default.

•

For debt securities for which principal amount is not known (for example, because it is based on an index), we will use the principal face amount of such security at original issuance, unless there is a formula described in the prospectus supplement relating to such debt securities.

•	For debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

Debt securities will not be considered outstanding, and therefore will not be eligible to vote, if we have deposited or set aside in trust money for their payment in full or their redemption. Debt securities will also not be eligible to vote if we can legally release ourselves from all payment and other obligations with respect to such debt securities, as described below under “—Defeasance—Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of one or more series of debt securities, such vote or action may be taken only by persons shown on the trustee’s records as holders of the debt securities of the relevant series on such record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how their approval or waiver may be granted or denied if we seek their approval to change or waive the provisions of an applicable indenture or of their debt securities.

Defeasance

We may elect either:

•	to be released from some of the covenants in the indenture under which your debt securities were issued (referred to as “covenant defeasance”); or

•

to be discharged from all of our obligations with respect to your debt securities, except for obligations to register the transfer or exchange of your debt securities, to convert your debt securities, to replace mutilated, destroyed, lost or stolen debt securities, to maintain paying offices or agencies and to hold moneys for payment in trust (referred to as “full defeasance”).

Covenant Defeasance

In the event of covenant defeasance, you would lose the protection of some of our covenants in the indenture, but would gain the protection of having money and government securities set aside in trust to repay your debt securities.

Subject to the provisions of the applicable indenture, to accomplish covenant defeasance with respect to the debt securities offered:

•

We must deposit in trust for the benefit of all holders of the debt securities of the same series as your debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that would generate enough cash to make interest, principal and any other payments on such series of debt securities on the various dates when such payments would be due.

•

The covenant defeasance shall not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are bound.

•

No Event of Default or event which with notice or lapse of time would become an Event of Default, including by reason of the above deposit of money, notes or bonds, with respect to your debt securities shall have occurred and be continuing on the date of such deposit.

•

We must deliver to the trustee of your debt securities a legal opinion of our counsel to the effect that, for U.S. federal income tax purposes, you will not recognize income, gain or loss as a result of such covenant defeasance and that such covenant defeasance will not cause you to be taxed on your debt securities any differently than if such covenant defeasance had not occurred and we had just repaid your debt securities ourselves at maturity.

•

We must deliver to the trustee of such debt securities a legal opinion of our counsel to the effect that the deposit of funds or bonds would not require registration under the Investment Company Act of 1940, as amended, or that all necessary registration under the Investment Company Act of 1940, as amended, had been effected.

•	We must comply with any additional terms of, conditions to or limitations to covenant defeasance, as set forth in the applicable indenture.

•

We must deliver to the trustee of your debt securities an officer’s certificate and a legal opinion of our counsel stating that all conditions precedent to covenant defeasance, as set forth in the applicable indenture, had been complied with.

If we were to accomplish covenant defeasance, you could still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee were prevented from making payment. In fact, if an Event of Default that remained after we accomplish covenant defeasance occurred (such as our bankruptcy) and your debt securities became immediately due and payable, there might be a shortfall in our trust deposit. Depending on the event causing the default, you might not be able to obtain payment of the shortfall.

Full Defeasance

If we were to accomplish full defeasance, you would have to rely solely on the funds or notes or bonds that we deposit in trust for repayment of your debt securities. You could not look to us for repayment in the unlikely event of any shortfall in our trust deposit. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we were to become bankrupt or insolvent.

Subject to the provisions of the applicable indenture, in order to accomplish full defeasance with respect to the debt securities offered:

•

We must deposit in trust for the benefit of all holders of the debt securities of the same series as your debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that would generate enough cash to make interest, principal and any other payments on such series of debt securities on the various dates when such payments would be due.

•

The defeasance shall not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are bound.

•

No Event of Default or event which with notice or lapse of time would become an Event of Default, including by reason of the above deposit of money, notes or bonds, with respect to your debt securities shall have occurred and be continuing on the date of such deposit.

•

We must deliver to the trustee of such debt securities a legal opinion of our counsel stating either that we have received, or there has been published, a ruling by the Internal Revenue Service or that there had been a change in the applicable U.S. federal income tax law, in either case to the effect that, for U.S. federal income tax purposes, you will not recognize income, gain or loss as a result of such full defeasance and that such full defeasance will not cause you to be taxed on your debt securities any differently than if such full defeasance had not occurred and we had just repaid your debt securities ourselves at maturity.

•

We must deliver to the trustee a legal opinion of our counsel to the effect that the deposit of funds or bonds would not require registration under the Investment Company Act of 1940, as amended, or that all necessary registration under the Investment Company Act of 1940, as amended, had been effected.

•	We must comply with any additional terms of, conditions to or limitations to full defeasance, as set forth in the applicable indenture.

•

We must deliver to the trustee of your debt securities an officer’s certificate and a legal opinion of our counsel stating that all conditions precedent to full defeasance, as set forth in the applicable indenture, had been complied with.

Subordination

Payment on the debt securities will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our senior indebtedness. To the extent that we issue subordinated debt securities, such debt securities also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

Upon (i) any acceleration of the principal due on our subordinated debt securities or (ii) payment or distribution of our assets to creditors upon dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, if any, and interest or other amounts due on all senior indebtedness must be paid in full before the holders of our subordinated debt securities are entitled to receive any payment.

We may not make any payment on our subordinated debt securities if there has occurred (a) (i) a default in the payment of principal, premium, if any, or interest on (including a default under any repurchase or redemption obligation with respect to) any senior indebtedness beyond any applicable grace period, (ii) any other event of default with respect to any senior indebtedness, permitting the holders thereof to accelerate the maturity thereof, and such event of default has not been cured or waived or ceased to exist after written notice of such event of default had been given to us and the trustee by any holder of senior indebtedness or (b) a judicial proceeding pending with respect to any such default in payment or event of default.

In the event that, notwithstanding the foregoing, we make any payment to the trustee or any holder of our subordinated debt securities prohibited by the foregoing provisions and this fact has been made actually known, at or prior to the time of payment, to the trustee or the holder, as the case may be, such payment must be paid over forthwith to us or our trustee in bankruptcy, as the case may be.

We may resume payments and distribution on our subordinated debt securities upon the date which such default is cured or waived or ceases to exist, unless there is a judicial proceeding pending with respect to any default in payment or event of default.

Because of the subordination provisions discussed above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of our subordinated debt securities may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

The term “senior indebtedness” is defined in the indenture for the subordinated debt securities to mean the principal of (and premium, if any) and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the indenture or thereafter created, incurred or assumed: (a) our indebtedness to banks, insurance companies and other financial institutions evidenced by credit or loan agreements, notes or other written obligations, (b) all of our other indebtedness (including indebtedness of others guaranteed by us), which is (i) for money borrowed or (ii) evidenced by a note, security, debenture, bond or similar instrument, (c) our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles, (d) our obligations under interest rate and currency swaps, caps, floors, collars or similar agreements or arrangements, (e) our obligations issued or assumed as the deferred purchase price of property, (f) our obligations for the reimbursement of letters of credit to the extent such obligations are senior indebtedness under clauses (a) through (c) of this paragraph, and (g) renewals, extensions, amendments, modifications, restatements and refundings of, or any indebtedness or obligation issued in exchange for any such indebtedness or obligation described in clauses (a) through (f) of this paragraph; provided, however, that senior indebtedness does not include any such indebtedness or obligation if the terms of such indebtedness or obligation (or terms of the instrument under which, or pursuant to which, it is issued) expressly provide that such indebtedness or obligation is not senior in right of payment to the debt securities offered hereby, or expressly provide that such indebtedness or obligation is pari passu with or junior to the debt securities offered hereby.

If this prospectus is being delivered in connection with the offering of a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated by reference will set forth the approximate amount of our senior indebtedness outstanding as of a recent date.

Information Concerning the Trustee

The Bank of New York Mellon is the trustee under the indenture. We may maintain deposit accounts and conduct banking and other financing transactions with the trustee in the normal course of business.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the law of the State of New York.

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

The following are brief summaries of certain material provisions of our certificate of incorporation, as amended, and by-laws. These summaries do not purport to be complete, and are subject to and are qualified in their entirety by reference to our certificate of incorporation, as amended, and bylaws, which are filed as exhibits to our annual report on Form 10-K for the fiscal year ended November 2, 2008 (File No. 000-15451), which is incorporated by reference in this prospectus. See “Where You Can Find More Information.”

General

Our authorized capital stock consists of 2,000,000 shares of preferred stock, $.01 par value, of which no shares are issued and outstanding, and 150,000,000 shares of common stock, $.01 par value per share, of which 42,003,593 shares were issued and outstanding as of June 1, 2009.

Common Stock

The holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by shareholders. At a meeting of shareholders at which a quorum is present, a majority of the voting power of the shares represented decides all questions, unless the matter is one upon which, by express provision of the certificate of incorporation, as amended, the by-laws or statute, a different vote is required. A plurality of the votes cast by the shareholders entitled to vote at the Annual Meeting is required to elect the members of the Board of Directors.

The holders of common stock have no preemptive rights, nor are there any redemption rights provisions with respect to common stock. The shares offered by us, when issued and paid for, will be fully paid and nonassessable and not subject to further call or assessment by us.

The holders of common stock are entitled to such dividends, if any, as may be declared by our board of directors in its discretion out of funds legally available for that purpose, subject to the payment of dividends on preferred stock, if any, then outstanding. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the priority of preferred stock, if any, then outstanding.

At June 1, 2009, we had reserved 5,470,348 shares of common stock for issuance under our stock option plans and 2,087, 878 shares of common stock issuable pursuant to a Warrant Agreement dated as of May 15, 2009.

Preferred Stock

Our board of directors has the authority by resolution to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders. For example, our board of directors is authorized to issue a series of preferred stock that would have the right to vote separately or with any other series of preferred stock on any proposed amendment to our certificate of incorporation, as amended, or any other proposed corporate action including business combinations and other transactions. However, our board of directors currently does not contemplate the issuance of any preferred stock.

Certain Effects of Authorized but Unissued Stock

At June 1, 2009, there were 107,996,407 shares of common stock that were available for issuance and 2,000,000 shares of unissued and undesignated preferred stock. These additional shares may be utilized for a variety of proper corporate purposes, including future public offerings to raise additional capital or facilitate corporate acquisitions.

One of the effects of the existence of unissued and unreserved common stock and undesignated preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. Our board of directors can issue the preferred stock without shareholder approval, and with voting and conversion rights that could adversely affect the voting rights of the common shareholders.

Transfer Agent

The transfer agent and registrar for our common stock is Registrar & Transfer Company, Cranford, New Jersey.

Listing

Our common stock is quoted on The Nasdaq Global Market under the symbol “PLAB.”

DESCRIPTION OF WARRANTS TO PURCHASE DEBT SECURITIES

The following summarizes the terms of debt warrants we may issue. We will issue the debt warrants under a debt warrant agreement that we will enter into with a bank or trust company, as debt warrant agent, that we select at the time of issue.

Determination of Terms

We may issue debt warrants evidenced by debt warrant certificates under the debt warrant agreement independently or together with any debt securities we offer by any prospectus supplement. The prospectus supplement will describe the particular terms of the debt warrants it covers. These terms may include:

•	the price at which the debt warrants will be issued;

•	the currency or composite currency for which the debt warrants may be purchased;

•	the designation, aggregate principal amount, currency or composite currency and terms of the debt securities which may be purchased upon exercise of the debt warrants;

•	if applicable, the designation and terms of the debt securities with which the debt warrants are issued and the number of debt warrants issued with each of such debt securities;

•	if applicable, the date on and after which the debt warrants and the related debt securities will be separately transferable;

•

the principal amount of debt securities purchasable upon exercise of each debt warrant and the price at which and the currency or composite currency in which such principal amount of debt securities may be purchased upon such exercise;

•

the date on which the right to exercise the debt warrants will commence and the date on which the right will expire and, if the debt warrants are not continuously exercisable throughout such period, the specific date or dates on which they will be exercisable;

•	whether the debt warrant certificates representing the debt warrants will be in registered form or bearer form, or both;

•	any applicable Federal income tax consequences;

•	the identity of the debt warrant agent for the debt warrants; and

•	any other terms of the debt warrants which will not conflict with the debt warrant agreement.

You may exchange debt warrant certificates for new debt warrant certificates of different denominations and may present debt warrant certificates for registration of transfer at the corporate trust office of the debt warrant agent, which will be listed in the prospectus supplement. Debt warrant holders, as such, do not have any of the rights of holders of debt securities, except to the extent that the consent of debt warrant holders may be required for certain modifications of the terms of an indenture or form of the debt security, as the case may be, and the series of debt securities issuable upon exercise of the debt warrants. In addition, debt warrant holders are not entitled to payments of principal of and interest, if any, on the debt securities.

Exercise of Debt Warrants

You may exercise debt warrants by surrendering the debt warrant certificate at the corporate trust office of the debt warrant agent, with payment in full of the exercise price. Upon the exercise of debt warrants, the debt warrant agent will, as soon as practicable, deliver the debt securities in authorized denominations in accordance with your instructions. If less than all the debt warrants evidenced by the debt warrant certificate are exercised, the agent will issue a new debt warrant certificate for the remaining amount of debt warrants.

DESCRIPTION OF WARRANTS TO PURCHASE COMMON OR PREFERRED STOCK

The following summarizes the terms of common stock warrants and preferred stock warrants we may issue. This description is subject to the detailed provisions of a stock warrant agreement that we will enter into with a stock warrant agent we select at the time of issue.

General Terms

We may issue stock warrants evidenced by stock warrant certificates under the stock warrant agreement independently or together with any securities we offer by any prospectus supplement. If we offer stock warrants, the prospectus supplement will describe the particular terms of the stock warrants it covers. These terms may include:

•	the offering price, if any;

•	the number of shares of common or preferred stock purchasable upon exercise of one stock warrant and the initial price at which the shares may be purchased upon exercise;

•	if applicable, the designation and terms of the preferred stock purchased upon exercise of the preferred stock warrants;

•	the dates on which the right to exercise the stock warrants begins and expires;

•	certain United States federal income tax consequences;

•	call provisions, if any;

•	the currencies in which the offering price and exercise price are payable; and

•	if applicable, the anti-dilution provisions of the stock warrants.

The shares of common stock or preferred stock we issue upon exercise of the stock warrants will, when issued in accordance with the stock warrant agreement, be validly issued, fully paid and non-assessable.

Exercise of Stock Warrants

You may exercise stock warrants by surrendering to the stock warrant agent the stock warrant certificate, which indicates your election to exercise all or a portion of the stock warrants evidenced by the certificate. Surrendered stock warrant certificates must be accompanied by payment of the exercise price in the form of cash or a check. The stock warrant agent will deliver certificates evidencing duly exercised stock warrants to the transfer agent. Upon receipt of the certificates and the exercise price, the transfer agent will deliver a certificate representing the number of shares of common stock or preferred stock purchased. If you exercise fewer than all the stock warrants evidenced by any certificate, the stock warrant agent will deliver a new stock warrant certificate representing the unexercised stock warrants.

No Rights As Shareholders

Holders of stock warrants, as such, are not entitled to vote, to consent, to receive dividends or to receive notice as holders of common stock or preferred stock with respect to any meeting of such holders, or to exercise any rights whatsoever as holders of our common stock or preferred stock.

SELLING STOCKHOLDERS

In connection with an amendment entered into on May 15, 2009 of our Credit Agreement dated as of June 6, 2007, by and among us, as borrower, JPMorgan Chase Bank, National Association, RBS Citizens, National Association, HSBC Bank USA, National Association, Citibank, N.A., Bank of America, N.A., UBS Loan Finance LLC, and JP Morgan Chase Bank, N.A., as administrative and collateral agent (collectively referred to as the “bank lenders”), we issued warrants to purchase an aggregate of 2,087,878 shares of our common stock pursuant to a Warrant Agreement dated as of May 15, 2009 among us and the bank lenders (the “Warrant Agreement”). We also entered into a Registration Rights Agreement dated as of May 15, 2009 with the bank lenders, pursuant to which we agreed to register under the Securities Act, the shares of common stock issuable upon exercise of the warrants. The warrants are exercisable for a period of 5 years and expire May 15, 2014. Forty percent of the warrants can be exercised as of May 15, and three additional twenty percent increments can be exercised after October 31, 2009, April 30, 2010 and October 31, 2010. The Warrant Agreement also allows for clawback of up to sixty percent of the warrants if we pay down debt beyond the step-down provisions in the Credit Agreement. The Warrant Agreement also contains restrictive put provisions after May 15, 2012 and calls provisions after May 15, 2013.

The selling stockholders are lenders under our credit agreement and affiliates of certain of the selling stockholders may have in the past and from time to time in the future provide other financial services to us in the future.

The following table sets forth information with respect to the selling stockholders and the shares of our common stock beneficially owned by the selling stockholders as of May 15, 2009 that may from time to time be offered or sold pursuant to this prospectus. Unless otherwise indicated, we deem warrants that are exercisable within 60 days of May 15, 2009, to be outstanding and beneficially owned by the person holding the warrants for the purpose of computing percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the ownership percentage of any other person.

Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. The selling stockholders may offer all, some or none of their shares of common stock. We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock. Because the selling stockholders may offer all or only some portion or none of their warrant shares and we do not know whether more than 835,151 of the warrants will become exercisable, we cannot estimate the amount or percentage of common stock that the selling stockholders will hold upon termination of the offering.

Name and Address	Number of Shares		Percentage of Class (7)	Maximum Number of Shares to be Sold Hereunder
JPMorgan Chase Bank, National Association	188,164	(1)	0.45%	188,164	(1)
RBS Citizens, National Association	122,534	(2)	0.29%	122,534	(2)
HSBC Bank USA, National Association	177,025	(3)	0.42%	177,025	(3)
Citibank, N.A.	162,574	(4)	0.39%	162,574	(4)
Bank of America, N.A.	118,017	(5)	0.28%	118,017	(5)
UBS Loan Finance LLC	66,837	(6)	0.16%	66,837	(6)

(1)	Does not include 282,247 shares issuable pursuant to warrants that are not currently exercisable.
(2)	Does not include 183,801 shares issuable pursuant to warrants that are not currently exercisable.
(3)	Does not include 264,537 shares issuable pursuant to warrants that are not currently exercisable.
(4)	Does not include 243,862 shares issuable pursuant to warrants that are not currently exercisable.
(5)	Does not include 177,025 shares issuable pursuant to warrants that are not currently exercisable.
(6)	Does not include 100,256 shares issuable pursuant to warrants that are not currently exercisable.

PLAN OF DISTRIBUTION

We may sell the securities to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents or through a combination of any of these methods of sale. Our common shares or preferred shares may be issued upon conversion of our debt securities or in exchange for our debt securities. The securities that we distribute by any of these methods may be sold to the public, in one or more transactions, at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices.

Any underwriter or agent involved in the offer and sale of the securities will be named in the related prospectus supplement. We have reserved the right to sell the securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

Underwriters may offer and sell the securities at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. We also may, from time to time, authorize dealers, acting as our agents, to offer and sell the securities upon the terms and conditions described in the related prospectus supplement. Underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions, which may be changed from time to time, from the purchasers for whom they may act as agents.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be stated in the related prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the applicable securities laws. Underwriters, dealers and agents may be entitled, under agreements entered into with us to indemnification against and contribution towards certain civil liabilities, including any liabilities under the applicable securities laws.

Unless otherwise indicated in the applicable prospectus supplement, any securities issued under this prospectus, other than our common stock, will be new issues of securities with no established trading market. Any underwriters or agents to or through whom the securities are sold by us for public offering and sale may make a market in the securities, but the underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. We do not know how liquid the trading market for any of our securities will be.

In connection with an offering of securities, the underwriters may purchase and sell securities in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves sales of securities in excess of the principal amount of securities to be purchased by the underwriters in an offering, which creates a short position for the underwriters. Covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of securities made for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the securities being offered. They may also cause the price of the securities being offered to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Underwriters and agents may be entitled under agreements entered into with us to indemnification by us against civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters or agents may be required to make in that respect.

Certain of the underwriters, dealers or agents and their associates may engage in transactions with, and perform services for us in the ordinary course of business for which they may receive customary fees and expenses.

VALIDITY OF THE SECURITIES

The validity of any debt securities and warrants issued hereunder will be passed upon for our company and by Shearman & Sterling LLP, New York, New York and the validity of the common stock and preferred stock will be passed upon by Richelle E. Burr, Vice President and Associate General Counsel of Photronics. Counsel for any underwriter or agent will be named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the Internet, through a database maintained by the SEC at http://www.sec.gov. Our common stock is quoted on the Nasdaq Global Market under the symbol “PLAB” and our SEC filings can also be read at the following Nasdaq address: Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

The SEC allows us to incorporate by reference into this document the information we filed with the SEC. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information incorporated later.

We incorporate by reference the documents listed below:

1. Our Annual Report on Form 10-K filed with the SEC on January 16, 2009 for the fiscal year ended November 2, 2008;

2. Our Quarterly Report on Form 10-Q filed with the SEC on March 12, 2009 for the quarter ended February 1, 2009;

3. Our Quarterly Report on Form 10-Q filed with the SEC on June 11, 2009 for the quarter ended May 3, 2009;

4. Our current reports on Form 8-K filed with the SEC on May 21, 2009 and May 26, 2009 (not including information furnished under Items 2.02, 7.01 or 9.01 of Form 8-K, which information is not incorporated by reference herein);

5. Our Definitive Proxy Statement on Schedule 14A filed in connection with our 2009 Meeting of Shareholders; and

6. The description of our common stock contained in Form S-8 filed with the SEC on June 18, 2008 (File No. 333-151763) and any amendments to such Registration Statement filed subsequently thereto, including all amendments or reports filed for the purpose of updating such description.

We also incorporate by reference all future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 (not including any information furnished under Items 2.02, 7.01 or 9.01 of Form 8-K and other information that is identified as “furnished” rather than filed, which information is not incorporated by reference herein) after the date of this propectus and prior to the termination of the offering made hereby. Any statement contained in a document incorporated herein by reference will be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein, or in a subsequently filed document incorporated herein by reference, modifies or superseded the statement. Any statement modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this registration statement.

Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, are available free of charge on our website as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our internet website is located at http://www.photronics.com. The contents of our website are not incorporated by reference into this prospectus. You also may request a copy of these filings (excluding exhibits unless specifically incorporated into those documents), at no cost, by writing or telephoning our Vice President of Marketing and Corporate Communications at the following address:

Photronics, Inc,

Vice President, Marketing and

Corporate Communications

15 Secor Road

Brookfield, CT 06804